UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

H1
09

Interim Group Report

January 1 to June 30, 2009

Deutsche Telekom at a glance.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	16,238	15,125	7.4	32,140	30,103	6.8	61,666
Domestic	6,817	7,184	(5.1)	13,760	14,438	(4.7)	28,885
International	9,421	7,941	18.6	18,380	15,665	17.3	32,781
EBIT (profit from operations)	2,012	1,868	7.7	2,256	4,166	(45.8)	7,040
Special factors affecting EBITa	(246)	(294)	16.3	(1,919)	(25)	n.a.	(1,780)
Adjusted EBITa	2,258	2,162	4.4	4,175	4,191	(0.4)	8,820
Adjusted EBIT margina (%)	13.9	14.3		13.0	13.9		14.3
Profit (loss) from financial activities	(1,015)	(976)	(4.0)	(1,757)	(1,653)	(6.3)	(3,588)
Profit before income taxes	997	892	11.8	499	2,513	(80.1)	3,452
Depreciation, amortization and impairment losses	(3,015)	(2,698)	(11.7)	(7,713)	(5,355)	(44.0)	(10,975)
EBITDAb	5,027	4,566	10.1	9,969	9,521	4.7	18,015
Special factors affecting EBITDAa,b	(231)	(284)	18.7	(101)	(15)	n.a.	(1,444)
Adjusted EBITDAa,b	5,258	4,850	8.4	10,070	9,536	5.6	19,459
Adjusted EBITDA margina,b (%)	32.4	32.1		31.3	31.7		31.6
Net profit (loss)	521	394	32.2	(603)	1,318	n.a.	1,483
Special factorsa	(235)	(239)	1.7	(2,014)	(65)	n.a.	(1,943)
Adjusted net profit (loss)a	756	633	19.4	1,411	1,383	2.0	3,426
Earnings per share/ADSc, basic/diluted (€)	0.12	0.09	33.3	(0.14)	0.30	n.a.	0.34
Cash capexd	(2,211)	(1,837)	(20.4)	(4,822)	(3,629)	(32.9)	(8,707)
Net cash from operating activities	3,512	3,682	(4.6)	6,478	7,013	(7.6)	15,368
Free cash flow (before dividend payments)e	1,404	1,963	(28.5)	1,820	3,592	(49.3)	7,033
Equity ratiof (%)	-	-		31.2	33.6		32.3
Net debte	-	-		44,966	40,559	10.9	38,158

Number of employees at balance sheet date.

	June 30, 2009	Mar. 31, 2009	Change June 30, 2009/ Mar. 31, 2009%	Dec. 31, 2008	Change June 30, 2009/ Dec. 31, 2008%	June 30, 2008	Change June 30, 2009/ June 30, 2008%
Deutsche Telekom Group	261,373	260,798	0.2	227,747	14.8	235,794	10.8
Non-civil servants	229,990	228,928	0.5	195,634	17.6	202,151	13.8
Civil servants (Germany)	31,383	31,870	(1.5)	32,113	(2.3)	33,643	(6.7)

Number of fixed-network and mobile customers.

		June 30, 2009	Mar. 31, 2009	Change June 30, 2009/ Mar. 31, 2009%	Dec. 31, 2008	Change June 30, 2009/ Dec. 31, 2008%	June 30, 2008	Change June 30, 2009/ June 30, 2008%
Fixed-network linesg,h	(millions)	39.6	40.3	(1.7)	41.1	(3.6)	42.8	(7.5)
Broadband linesi,h	(millions)	17.2	17.0	1.2	16.7	3.0	16.0	7.5
Mobile customersj	(millions)	149.8	148.4	0.9	147.6	1.5	141.8	5.6

a           For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, the EBIT margin, and the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and special factors affecting profit/loss after income taxes and the adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 63 et seq.
b	Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses.
c	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
d	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
e	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 66 et seq.
f	Based on shareholders’ equity excluding amounts earmarked for dividend payments, which are treated as current liabilities.
g
Lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services. Approximately 160,000 business customers have been included in the Broadband/Fixed Network operating segment since January 1, 2009. The presentation of the number of lines has been adjusted to reflect the business model of the Broadband/Fixed Network operating segment. For the purposes of equal treatment, internal use by the Systems Solutions segment is no longer included in the presentation of the number of lines. Prior-year figures have been adjusted accordingly.

h
From February 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) is included in the Broadband/Fixed-Network operating segment. Prior-year figures have been adjusted on a pro forma basis.

i	Broadband lines in operation, including Germany and Southern and Eastern Europe.
j
Number of customers of the fully consolidated mobile communications companies of the Mobile Communications Europe (including Virgin Mobile) and Mobile Communications USA segments. From February 2009, the mobile communications business of COSMOTE (entity of the OTE group) in Greece, Romania, Bulgaria and Albania is included in the Mobile Communications Europe operating segment. Prior-year figures have been adjusted on a pro forma basis.

Developments in the Group.

Net revenue of the Group increased by 6.8 percent year-on-year in the first half of 2009 to EUR 32.1 billion.

Domestic net revenue amounted to EUR 13.8 billion, less than in the first half of 2008. International net revenue increased year-on-year from EUR 15.7 billion to EUR 18.4 billion and the proportion of net revenue generated outside Germany increased from 52.0 percent to 57.2 percent.

Group EBITDA in the first half of 2009 amounted to EUR 10.0 billion compared with EUR 9.5 billion in the prior-year period. Group EBITDA adjusted for special factors1 increased year-on-year from EUR 9.5 billion to EUR 10.1 billion.

Net loss amounted to EUR 0.6 billion in the first half of 2009, compared with a net profit of EUR 1.3 billion in the first half of 2008.

Net profit adjusted for special factors1 amounted to EUR 1.4 billion, slightly higher than in the first half of 2008.

Free cash flow2 before dividend payments was at EUR 1.8 billion compared with EUR 3.6 billion in the first half of 2008.

Net debt3 increased by EUR 6.8 billion compared with the end of 2008 to EUR 45.0 billion. Net debt increased by

EUR 4.3 billion due to the first-time full consolidation of OTE.

1
For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, special factors affecting profit/loss after income taxes and adjusted net profit, please refer to “Reconciliation of pro forma figures,” page 63 et seq.

2	For the calculation of free cash flow, please refer to “Reconciliation of pro forma figures,” page 66.
3	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 67.

T-Share price performance.

Performance of the T-Share, Jan. 1 – June 30, 2009.

		June 30, 2009	June 30, 2008	Dec. 31, 2008
Xetra closing prices	(€)
Exchange price at the balance sheet date		8.40	10.40	10.75
High (in the first six months)		11.39	15.55	11.87
Low (in the first six months)		7.93	10.02	9.00

Weighting of the T-Share in major stock indexes
DAX 30	(%)	5.9	5.1	7.2
Dow Jones Europe STOXX Telecommunications©	(%)	9.1	8.9	10.8

Market capitalization	(billions of €)	36.5	45.4	46.9
Shares issued	(millions)	4,361.32	4,361.32	4,361.32

By the end of the first half of 2009, the equity markets had recovered from their year-to-date lows in March 2009. Although the economies of the major industrialized countries are still in a historic recession, in the second quarter of 2009 the economic indicators sent out the first signs of a turnaround, which was well received on the stock markets. On June 30, 2009 the DAX’s listing was virtually unchanged compared with the start of the year. The leading U.S. share index, the Dow Jones Industrial Average, lost only 6.5 percent, the Dow Jones Europe STOXX 50 edged down just 2.1 percent, and the main Japanese index, the Nikkei 225, was actually trading 10.1 percent higher at the reporting date than at the start of the year.

Most European telecommunications stocks enjoyed a positive trend up to June 30, 2009 compared with their year-to-date lows in March 2009. However, on account of the defensive nature of stocks in this sector, they profited less from the upturn in equity prices than other securities. The Dow Jones Europe STOXX Telecommunications© sector index lost 6.6 percent during the first six months of 2009.

The T-Share posted losses in the second quarter of 2009 following the adjustment of the capital market guidance for 2009 in April and the payment of an attractive dividend of EUR 0.78 in May 2009. The T-Share ended the first half of 2009 with a closing price of EUR 8.40. This was 6 percent higher than its first-half low on June 10, 2009, but 21.9 percent lower than at the start of the year.

Corporate governance.

In the Declaration of Conformity released on December 4, 2008 pursuant to § 161 of the German Stock Corporation Act, the Supervisory Board and Board of Management of Deutsche Telekom AG declared that, in the period since submission of the previous declaration of conformity, Deutsche Telekom AG had complied, without exception, with the recommendations of the Government Commission for the German Corporate Governance Code published on July 20, 2007 and, without exception, with the recommendations published on August 8, 2008.

The full text of the Declaration of Conformity can be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to listed companies is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2008 financial year, which is available on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Publications section. This summary can also be found on the Deutsche Telekom website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Interim Group management report.

Highlights.

Events in the second quarter of 2009.

Group.

Deutsche Telekom specifies details of new structure.

On April 29, 2009, the Supervisory Board of Deutsche Telekom AG approved the more regional and integrated structure of the Company for the initiated restructuring of its business in Germany, the continuation of the course established in the fall of 2006 with integrated sales and customer service in Germany. Subject to approval by the shareholders and financial authorities, the new structure will be achieved in two stages:

▪	T-Mobile International AG was merged into Deutsche Telekom AG effective July 6, 2009. T-Mobile Deutschland GmbH has thus become a direct subsidiary of Deutsche Telekom AG.

▪	T-Home and T-Mobile Deutschland GmbH are then to be merged to form a single company which will be a wholly-owned subsidiary of Deutsche Telekom AG.

An extraordinary shareholders’ meeting will be called in late fall of this year in order to gain the approval of shareholders, after which the new structure will be quickly implemented. The three service companies (Deutsche Telekom Kundenservice GmbH, Deutsche Telekom Technischer Service GmbH, and Deutsche Telekom Netzproduktion GmbH) and Telekom Shop Vertriebsgesellschaft mbH will then become wholly-owned subsidiaries of the new company for German operations.

Issuances in the second quarter of 2009.

Deutsche Telekom again issued a benchmark bond through its financing arm Deutsche Telekom International Finance B.V. in the second quarter of 2009 – a U.S. dollar bond for USD 1.5 billion on June 22, 2009. The five-year tranche has a coupon of 4.875 percent, the ten-year tranche a coupon of 6 percent.

In addition, several medium-term notes were issued in the second quarter of 2009. On April 9, 2009, Deutsche Telekom issued a 13-year medium-term note in the amount of GBP 700 million (pounds sterling) with a coupon of 6.5 percent through Deutsche Telekom International Finance B.V. On April 22, 2009, Deutsche Telekom AG also issued a five-year medium-term note in the amount of CHF 400 million (Swiss Franc) with a coupon of 3.75 percent. Furthermore, euro medium-term notes with a total volume of EUR 600 million and terms of five to eight years were issued through Deutsche Telekom International Finance B.V.

Rating change by Fitch.

On April 23, 2009, Fitch Ratings lowered Deutsche Telekom’s long-term rating by one notch from A- to BBB+. The outlook changed from negative to stable. The short-term rating was confirmed at F-2.

Staff reduction, restructuring and recruitment to make the workforce competitive.

In the Group’s domestic companies, socially responsible measures were used to reduce staff numbers further in the first half of 2009, essentially by means of voluntary redundancies, partial and early retirement, and employment opportunities for civil servants and employees offered by Vivento, especially in the public sector. 1,900 staff have already been recruited as part of the 3,500 or so planned new hires, of which 740 are professionals and 1,160 junior staff.

2009 collective negotiations for Telekom Shop Vertriebsgesellschaft.

In the fourth round of negotiations Telekom Shop Vertriebsgesellschaft (TSG) and the service trade union ver.di reached an accord on a collective agreement for the 5,000 or so employees of TSG on June 9, 2009. After a three-month salary freeze, salaries for all employees subject to collective agreements will increase by 2.5 percent from August 2009 and by another 1.8 percent from May 2010. For May to July 2009, the percentage increases will be realized through a one-time payment calculated from each individual’s annual target salary. The new collective agreement has a term of 24 months. Junior sales assistants will receive an additional 1 percent raise from August 2009, i.e., 3.5 percent overall. From May 2010, they will also receive approximately 1 percent on top of the 1.8 percent raise. The specific provision for junior sales assistants sends out a clear signal for TSG employees in the entry-level wage group, which now accounts for almost one third of the sales force.

Deutsche Telekom leads the table.

In a readers’ survey by Europe’s largest trade journal, connect, Deutsche Telekom came out on top in seven categories: mobile network operator, triple play, DSL and telephone, mobile data flat rate, mobile portals, mobile discount and prepaid cards. T-Mobile, for instance, was rated the best network for the tenth time in a row. Deutsche Telekom’s IPTV service came out winner in comparative tests by Computer Bild magazine and Stiftung Warentest, the German consumer testing organization, for example. A survey by the Internet portal www.pcwelt.de of around 1,600 users found that T-Home has the best customer service of all DSL providers. The criteria included telephone hotline quality, e-mail support, fault clearance service, and cost. T-Home was awarded a score of 2.2, the best mark received by any provider, for its customer service (1 being the highest mark possible).

Mobile Communications Europe.

COSMOTE takes over Zapp in Romania.

The COSMOTE group has signed an agreement in Bucharest for the takeover of Telemobil S.A (Zapp). The enterprise value, and therefore the value of the Zapp shares, is estimated at around EUR 61 million. COSMOTE will also take over the financial and other liabilities of Zapp, estimated at EUR 146 million and mainly relating to the roll-out of the 3G and CDMA networks. Zapp is the oldest mobile communications provider in the Romanian market. The 3G network currently covers 23 cities in Romania. Zapp generated revenue of EUR 61 million in 2008 with over 374,000 contract customers. The takeover is subject to approval from the relevant Romanian authorities.

Integrative product innovations help Deutsche Telekom maintain its claim to be the leading provider of products for connected life and work.

The Family calling plan launched on the German market in May 2009 is the first to integrate mobile communications and fixed network. It is ideally tailored to families as a target group and offers a good value flat rate. Family members with up to four cell phones and a fixed-network line can make unlimited calls to each other.

In Croatia, T-Mobile and T-Com jointly launched the Full Internet Tariff product in May 2009, which integrates fixed-network DSL and access to the mobile Internet through HotSpots, giving customers unlimited access to the Internet.

Systematic and necessary expansion and modernization of the network infrastructure as a guarantee for the success of innovative products.

Having acquired a UMTS license in December 2008, T-Mobile Macedonia began to offer its customers 3G applications in June 2009. In the first phase, larger cities have access to the 3G network.

T-Mobile Austria was the first Austrian mobile communications operator to test the next-generation mobile network (NGMN) in a showcase using Long-Term Evolution (LTE), in cooperation with Huawei.

High-performance and intelligent terminal equipment make connected life and work an experience.

In June 2009, T-Mobile exclusively launched the successor model of the thriving Apple iPhone 3G – the iPhone 3G S – in Germany, the Netherlands and Austria. The iPhone 3G S is expected to go on sale in other countries, including countries in which COSMOTE mobile communications companies operate, in the third quarter of 2009.

Since the beginning of June 2009 the T-Mobile Jukebox has given music lovers in Germany and Austria access to around two million songs. The  removal of all copy protection means T-Mobile customers can now download the songs without worrying about digital rights management. T-Mobile reached agreements to this effect with virtually all major record companies and key independent labels.

Broadband/Fixed Network.

Super-fast Internet connection for business customers.

With CompanyConnect 10M, Deutsche Telekom is providing its business customers throughout Germany with a professional Internet link over existing copper lines that features symmetrical transmission rates of up to 10 Mbit/s. This is around five times faster that the fastest previous CompanyConnect connection using copper lines. CompanyConnect 10M is ideal for business customers in regions that are not served by fiber networks, for example.

Successful launch of the terminal equipment service package.

The service package, which was launched in April 2009, has been well received by customers. For a low monthly flat rate customers receive the latest terminal equipment and a comprehensive service package, including software updates, remote maintenance and installation support. Deutsche Kundenservice GmbH (DTKS), the Telekom shops and the Telekom online shop have recorded more than 20,000 bookings per week.

Deutsche Telekom greatly expands content range.

Videoload has been offering VideoloadFree since the beginning of June 2009, a free service that is financed by automated, dynamically integrated advertising.

The market leader Softwareload has been available to customers in Switzerland and Austria since April 2009.

The Internet portal wer-kennt-wen.de, one of the largest social networking sites on the German-speaking Internet, began offering its more than six million community members music to download in cooperation with Musicload in June 2009.

Systems Solutions.

MAN concludes service agreement with T-Systems.

MAN AG signed a seven-year agreement with T-Systems in June 2009 to transfer IT services from MAN IT Services GmbH to T-Systems from July 1, 2009. T-Systems will be responsible for central services, such as networks and computing centers. T-Systems will operate the MAN group’s computing centers and the corporate network. The wide area network connects 400 sites in 23 countries. Deutsche Telekom’s corporate customer subsidiary has been engaged to consolidate the IT infrastructure. To this end, T-Systems is transferring all services into two separate high-security computing centers in Munich, which will from now on provide the MAN group with all IT services, as required. T-Systems’ Dynamic Services will adjust bandwidths, computing power and data storage capacity to MAN’s business development.

T-Systems wins contract from Brenntag Asia Pacific.

Brenntag, one of the world’s leading chemical distribution enterprises, has commissioned T-Systems to develop its international network. To expand its footprint, Brenntag will use information and communication technology services from the Deutsche Telekom subsidiary in Singapore, Thailand, India, Australia, Taiwan, Malaysia, Indonesia, Vietnam and the Philippines for the next three years. The IT-based corporate network will manage Brenntag’s communication activities in the Asia-Pacific region. Under the new agreement, Brenntag Asia Pacific is also procuring SAP services dynamically and on demand. T‑Systems will also operate Brenntag’s software systems, in line with its core business.

T-Systems takes over the Spanish IT service provider Metrolico.

T-Systems is boosting its business in Spain and Portugal with its acquisition of the Spanish IT service provider Metrolico from Lico Corporation. Deutsche Telekom’s systems arm is planning to reach third place among the ICT service providers on the Iberian peninsula by 2010. The acquisition is a milestone along that path. Metrolico has an excellent position in the Iberian market in the fields of infrastructure management, maintenance and technical support. A major focus of Metrolico’s business activities lies in the Spanish financial sector.

Overall economic situation/industry situation.

Global economic development and outlook.

The global economy is still enveloped in the worst crisis it has seen for decades, though around the world many indicators show that individual economic heavyweights have bottomed out and are starting to recover. The International Monetary Fund (IMF) expects the global economy to grow by 2.5 percent worldwide next year after shrinking by 1.4 percent this year. Back in April, the IMF was still forecasting growth of just 1.9 percent for 2010, with Asia seeing the fastest development.

As the recession set in later in the euro zone and in Germany, the IMF predicts that these economies will recover later than others. It expects the German economy to shrink by 6.2 percent this year. According to the IMF’s economic report from the beginning of July 2009, a slowdown of 0.6 percent is anticipated for 2010. The euro zone economy is expected to shrink 4.8 percent this year. The IMF predicts a decline of 0.3 percent for the coming year.

Overall economic risks.

Aside from the uneven and sluggish recovery of the national economies, one of the key risks to the global economy is financial market stability. The IMF continues to regard the global economy as unstable, stating that government support for the economy is therefore indispensable for the moment. According to IMF estimates, governments should only scale back their measures to stabilize the economy when a sustained recovery is apparent.

Telecommunications market.

The Federal Statistical Office’s price index for telecommunications services in Germany reflects a further reduction in consumer prices in the first half of 2009. Compared with June 2008, prices fell from 93.3 to 91.3 (on the basis of 100 in 2005). The consumer price index for fixed network and Internet decreased to 93.4 in June 2009, compared with 95.2 in June 2008. The index for mobile communications decreased from 87.3 in June 2008 to 85.2 in June 2009.

Mobile Internet applications are becoming increasingly important at both European and international level. This was confirmed by BITKOM in Berlin based on current forecasts issued by the EITO market research institute (www.eito.com). The market is expected to grow by 10 percent in both 2009 and 2010 despite the current economic crisis. Around EUR 32.6 billion is expected to be spent EU-wide on mobile data services in 2009, and around EUR 36 billion the year after. With EUR 5.6 billion in 2009, the United Kingdom probably accounts for the largest market volume. Germany will take second place with EUR 5.2 billion, followed by Italy, with just under EUR 5.2 billion, and then France with EUR 4.0 billion. Spain, the fifth-largest market, will have a volume of EUR 3.2 billion. According to BITKOM calculations, mobile Internet access and mobile e-mail revenues now top text and multimedia messaging revenues in Germany.

Regulatory situation.

Regulatory order on IP bitstream access.

Following the Federal Administrative Court’s repeal of the regulatory order on IP bitstream access, the Federal Network Agency issued a new regulatory order on June 3, 2009. Deutsche Telekom considers this order to be unlawful and has filed a suit against it. At the request of the Federal Network Agency, Deutsche Telekom had submitted cost records to the Agency as evidence for the prices currently in force for IP bitstream access. On June 6, 2009, the Agency initiated rate approval proceedings that will be ruled on within ten weeks.

Cross-connect cabinets.

In March 2009, Deutsche Telekom was required by the Federal Network Agency to grant the carrier EFN eifel-net access to the unbundled local loop (ULL) in areas with low bandwidth coverage through a new cross-connect cabinet to be erected between the street cabinet and the main distribution frame. On June 15, 2009, the Agency fixed the rates for access to the cross-connect cabinet. Deutsche Telekom has filed a suit and an application for expedited proceedings for a suspension of enforcement against this obligation and the rate ruling with the Cologne Administrative Court.

Further expansion of the DSL network.

As a result of economic developments and regulatory decisions by the Federal Network Agency, Deutsche Telekom has had to reduce its overall capital expenditure on broadband expansion for this year by EUR 100 million to EUR 200 million. In particular, the cutting of key wholesale rates such as the rate for ULLs means that the Deutsche Telekom Group now has less capital at its disposal for investment purposes. At the same time, demand from municipalities has risen sharply year-on-year, also as a result of the Federal Government’s broadband initiative. So far this year, Deutsche Telekom has entered into 426 partnerships with municipalities, i.e., in six months as many as in the whole of 2008.

Key elements and notes paper published by the Federal Network Agency.

With reference to the broadband strategy approved by the Federal Government in February 2009, the Federal Network Agency published two consultation papers on May 13, 2009. 1.) Key elements for progressing modern telecommunications networks and creating powerful broadband infrastructures, and 2.) Notes on the consistent regulation of rates as required under § 27 (2) of the Telecommunications Act (TKG). Deutsche Telekom has submitted a statement of opinion on each of these papers, calling for more restrained regulation so that the change in the intensity of competition and the investment risks associated with the infrastructure can be appropriately taken into consideration. Deutsche Telekom specifically criticizes the fact that the Federal Network Agency is failing to create legal certainty and planning reliability with regard to the future handling of new networks, does not adequately provide for contract concepts on the sharing of risk, and on the whole is looking to maintain strict cost regulation. Furthermore, Deutsche Telekom is calling on the Agency to apply less stringent rate regulation standards to achieve the consistency goal. The Agency will first publish and then evaluate the statements submitted by market participants.

Infrastructure atlas.

As part of its broadband strategy, the Federal Government has also commissioned the Federal Network Agency to draw up an infrastructure atlas to include all privately and publicly sponsored infrastructures in Germany that can be shared for broadband expansion. The atlas will help to leverage synergies in infrastructure roll-out to reach the goals of the broadband strategy. Deutsche Telekom will support this initiative on a voluntary basis by supplying relevant infrastructure data. Provisions governing access, use, and liability in connection with the infrastructure atlas still need to be clarified, however.

Terms and conditions governing the assignment of frequencies.

On June 3, 2009, the Federal Network Agency published its draft of the terms and conditions governing the award of spectrum in the 800 MHz, 1.8 GHz, 2 GHz, and 2.6 GHz bands in the Official Gazette and invited public comments until July 17, 2009. Among other things, the terms and conditions provide for incremental service obligations in the area of the digital dividend, making it impossible to rapidly fill “blank spots” on the German map and thus making the spectrum unattractive from a business point of view. In its comment, Deutsche Telekom spoke out in favor of a needs-based adjustment of the service obligations. In addition, the Federal Network Agency published draft rules on carrying out proceedings for the award of spectrum (auction rules) on July 27, 2009 and invited comments to be submitted until August 26, 2009.

International roaming.

The European Parliament and the Council of Ministers have extended the regulation of international roaming. Consumer rates will gradually be reduced to EUR 0.35 (plus VAT) for outgoing calls and to EUR 0.11 (plus VAT) for incoming calls by 2011. The rates have to be billed to the second, though in the case of outgoing calls this applies after the first 30 seconds. The wholesale price for data roaming will initially be reduced to EUR 1 per megabyte, then to EUR 0.80 in 2010 and EUR 0.50 in 2011. Text message prices were reduced to EUR 0.11 (plus VAT) from July 1, 2009.

Group strategy.

“Focus, fix and grow” – Deutsche Telekom’s strategy is being systematically implemented.

Deutsche Telekom aims to position itself as a market leader for connected life and work. This vision pursues important trends, such as the digitization of many spheres of life, the fragmentation of living and working environments, the personalization of products and services, further growing mobility, ongoing globalization, and international value creation. The Deutsche Telekom Group is meeting these trends and the current macroeconomic and competitive challenges head on with its “Focus, fix and grow” strategy. The four strategic action areas remain unchanged:

Improve competitiveness in Germany and in Southern and Eastern Europe

Grow abroad with mobile communications

Mobilize the Internet

Roll out network-centric ICT

Improve competitiveness.

Deutsche Telekom is responding to the challenges in Germany and in the markets of Southern and Eastern Europe decisively and with a forward-looking approach. The strategic development of the broadband infrastructure, innovative products, continuous improvements in the cost structure and a more integrated structure form the basis for long-term business success.

In Germany, Deutsche Telekom already supplies around 1,000 towns and cities with ADSL2+ and, in the 50 largest cities, it also offers services via its VDSL infrastructure. As it continues to expand the infrastructure, the Deutsche Telekom Group is increasingly looking to cooperation models with local authorities and competitors. This year 426 such models have already been agreed with municipalities to connect around 63,000 more households to the broadband network. Deutsche Telekom is also opening up its VDSL network to competitors, without being obliged to do so by the regulator, and is planning collaborations to expand fiber optic technology in 13 German cities.

The high-performance broadband infrastructure forms the basis for attractive products and high-quality customer service. Entertain, the next generation television service, now also enables access to personal e-mail accounts and was recently extended to include a range of web services. LIGA total!, an exclusive Bundesliga soccer package, will be on offer from August 2009. Also, since April 2009 Deutsche Telekom has been offering a number of terminal devices, like the Entertain set-top box, not just for purchase but also for a fixed monthly service charge. At the same time, the Deutsche Telekom Group’s Save for Service program is continuing to improve cost structures. The target for 2010 was to realize savings of between EUR 4.2 and EUR 4.7 billion per annum. Deutsche Telekom met this target ahead of schedule on June 30, 2009 with cumulative savings of EUR 4.9 billion.

The fixed-network and mobile business will be merged to further strengthen the position in the German market and enable the Group to offer integrated products and services from a single source. Similar changes have also been initiated in Southern and Eastern Europe. For instance, T-Hrvatski Telekom in Croatia is undergoing a strategic and organizational realignment. T-Com and T-Mobile are being consolidated and merged into a single business unit. For T-Hrvatski Telekom, the purpose of the restructuring is to improve customer service and internal efficiency and thus to strengthen its position as market leader.

Grow abroad with mobile communications.

The proportion of net revenue generated abroad has grown rapidly over the last few years. The German home market only accounted for 42.8 percent of all revenue in the first half of 2009. This trend was reinforced by the consolidation of Greek Hellenic Telecommunications S.A. (OTE). Deutsche Telekom and OTE have a joint footprint spanning almost all of Central, Southern and Eastern Europe. The cooperation holds growth potential for both companies and promises procurement and investment synergies, and better cost efficiency.

For Deutsche Telekom, the stake in OTE is a logical further step in its international growth strategy. Deutsche Telekom intends to continue to leverage international economies of scale and synergies and grow further internationally on that basis. This will involve both consolidation in markets in which the Group already has a presence, where this is possible and expedient, and commitments in neighboring markets. For example, COSMOTE, a subsidiary of the Greek group OTE, signed an agreement on the takeover of the Romanian company Telemobil S.A (Zapp) at the end of June 2009. The company has a CDMA license and a 3G license and serves more than 374,000 contract customers, generating revenue of EUR 61 million in 2008. The takeover is awaiting approval from the relevant Romanian authorities.

Mobilize the Internet.

Mobile use of the Internet is the overriding trend in the telecommunications industry. Users can network privately and professionally and access digital content at all times, wherever they may be. Deutsche Telekom is very well positioned in this growth market, not least thanks to a wide range of innovative terminal equipment at attractive prices, intuitive, device-independent user interfaces and a high-performance infrastructure. The number of mobile Internet users served by the Western European companies and in the Czech Republic and Poland rose to over 18 million.

In June 2009, Deutsche Telekom exclusively launched the new iPhone 3G S in the German, Austrian and Dutch markets. The latest generation of the Apple smartphone sets itself apart not only with its familiar simple operation, but also with innovative features, greater processing power, more RAM and faster transmission rates. The T-Mobile G1 also gets top marks. A Simpson Carpenter survey on customer satisfaction in the United Kingdom found that 90 percent of G1 users are very satisfied with the device and the associated calling plans. The latest version of Deutsche Telekom’s web’n’walk platform extends the outstanding user experience of iPhone and Android to other mobile handsets. So-called widgets give direct access to the most popular services on the Internet.

In addition to Internet content, Deutsche Telekom enables easy access to personal image and audio data as well as the latest music and TV content. T-Home and T-Mobile customers can access their content on their television set, mobile handset or computer at any time, with the same user interface for all devices. Deutsche Telekom’s mobile customers also have access to more than two million songs without copy protection through the T-Mobile Jukebox. In addition, T-Mobile launched its reworked mobile TV service in Germany and Austria in the second quarter of 2009. The new platform provides better picture quality and is more user-friendly.

As a leading broadband provider, Deutsche Telekom will continue to benefit hugely from growth in the mobile data business through its own innovative developments and strategic collaborations, all based on its superior infrastructure. Deutsche Telekom is therefore focusing on constantly increasing the speed of its mobile networks and is already successfully testing the fourth generation mobile communications standard (LTE).

Roll out network-centric ICT.

The trend toward convergence of IT, telecommunications services and applications to create an ICT environment continues apace. T-Systems seized on this development early on and built its strategy around providing customized ICT projects and solutions for corporate customers. Numerous multinational groups, such as Shell and Linde, have already put their faith in the knowledge and solution expertise of T-Systems in outsourcing their information and communication technology.

In the second quarter of 2009, T-Systems once again won a number of major international contracts, including for the provision of dynamic SAP services for the Swiss group Interroll, for operating information and communication technology for Mexico’s largest development bank Banobras, and for harmonizing Sanitec’s IT systems in Germany and France. In addition, on July 1, 2009 T-Systems took over MAN’s German and Austrian computing centers and global network connecting 400 sites in 23 countries. From now on, MAN will procure all of its computer, storage and network services as required from T-Systems. The contract is worth EUR 400 million and has a term of seven years.

In May of this year, T-Systems also strengthened its position in Spain and Portugal by acquiring the Spanish IT service provider Metrolico. T-Systems and Metrolico complement each other in the industry and now have a presence in all key strategic sectors in Spain: T-Systems plays a leading role in the public and automotive sectors, while Metrolico’s business areas include the financial sector.

Development of business in the Group.

Net revenue.

In the first half of the 2009 financial year, Deutsche Telekom generated a year-on-year revenue increase of EUR 2.0 billion or 6.8 percent, with a key contribution of EUR 2.4 billion from the first-time full consolidation of OTE. Adjusted for the effects of changes in the consolidated group and positive exchange rate effects (EUR 0.3 billion), net revenue was EUR 0.8 billion down on the prior-year level.

The Mobile Communications Europe operating segment recorded a 3.9-percent increase in revenue year-on-year to EUR 10.6 billion. This increase was also largely due to the full consolidation of OTE, which contributed EUR 1.2 billion to the operating segment’s revenue. Revenue for the first half of 2009 was negatively affected by exchange rate effects amounting to EUR 0.6 billion, which resulted essentially from the translation of pounds sterling, Polish zlotys, Hungarian forints and Czech korunas to euros. General economic conditions and the continuing high level of competitive pressure also had a negative effect on revenue.

Revenue from the Mobile Communications USA operating segment increased EUR 1.1 billion year-on-year to EUR 8.1 billion in the first half of the year. This revenue growth was primarily the result of exchange rate effects totaling EUR 1.0 billion from the translation of U.S. dollars to euros. Reflecting the effects of the unfavorable development of the economy in general, revenue per contract customer declined, however.

Revenue from the Broadband/Fixed Network operating segment increased EUR 0.7 billion year-on-year to EUR 11.9 billion. The positive effect of EUR 1.4 billion from the full consolidation of OTE for the first time was partially offset by lower revenues in Germany of EUR 0.6 billion, due to line losses and a decrease in usage-related charges, and a decrease in revenues in Eastern Europe due to intense competition in the traditional fixed-network business.

The Systems Solutions operating segment generated revenue of EUR 4.3 billion. Revenue declined by EUR 0.2 billion year-on-year, primarily as a result of lower intragroup revenue. International revenue increased.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	16,238	15,125	7.4	32,140	30,103	6.8	61,666
Mobile Communications Europea,b	5,077	5,500	5,187	6.0	10,577	10,179	3.9	20,663
Mobile Communications USAa	4,137	3,918	3,498	12.0	8,055	6,959	15.7	14,957
Broadband/Fixed Networka,b, c	5,882	6,063	5,561	9.0	11,945	11,238	6.3	22,501
Systems Solutionsa,c	2,106	2,179	2,251	(3.2)	4,285	4,451	(3.7)	9,343
Group Headquarters & Shared Servicesa,b	878	877	915	(4.2)	1,755	1,799	(2.4)	3,573
Intersegment revenued	(2,178)	(2,299)	(2,287)	(0.5)	(4,477)	(4,523)	1.0	(9,371)

a	Total revenue (including revenue between operating segments).
b
Including first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.

c
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

d	Elimination of revenue between operating segments.

Contribution of the operating segments to net revenue (after elimination of revenue between segments).

	H1 2009 millions of €	Proportion of net revenue of the Group %	H1 2008 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2008 millions of €
Net revenue	32,140	100.0	30,103	100.0	2,037	6.8	61,666
Mobile Communications Europea	10,201	31.8	9,850	32.7	351	3.6	19,978
Mobile Communications USA	8,047	25.0	6,953	23.1	1,094	15.7	14,942
Broadband/Fixed Networka,b	10,618	33.0	9,954	33.1	664	6.7	19,779
Systems Solutionsb	2,998	9.3	3,042	10.1	(44)	(1.4)	6,368
Group Headquarters & Shared Servicesa	276	0.9	304	1.0	(28)	(9.2)	599

a
Including first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.

b
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

The Broadband/Fixed Network operating segment remained the largest contributor to net revenue in the first half of 2009, with a proportion of 33.0 percent. The Mobile Communications USA operating segment increased its share of net revenue year-on-year, whereas the proportions generated by the other operating segments declined.

Breakdown of revenue by region.

The proportion of net revenue generated outside Germany in the first half of 2009 increased by 5.2 percentage points compared with the prior-year period to reach 57.2 percent, largely due to revenue growth in Europe and North America. In Europe, revenue increased mainly due to the full consolidation of OTE. In North America, revenue was positively impacted by exchange rate effects.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	15,902	16,238	15,125	7.4	32,140	30,103	6.8	61,666
Domestic	6,943	6,817	7,184	(5.1)	13,760	14,438	(4.7)	28,885
International	8,959	9,421	7,941	18.6	18,380	15,665	17.3	32,781
Proportion generated internationally (%)	56.3	58.0	52.5		57.2	52.0		53.2
Europe (excluding Germany)	4,684	5,363	4,318	24.2	10,047	8,462	18.7	17,324
North America	4,148	3,928	3,497	12.3	8,076	6,957	16.1	14,931
Other	127	130	126	3.2	257	246	4.5	526

EBIT.

EBIT of the Deutsche Telekom Group decreased by EUR 1.9 billion year-on-year to EUR 2.3 billion due to an impairment loss recognized in the first quarter of 2009 on goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment. While EBIT in the Mobile Communications Europe and Systems Solutions operating segments decreased, the Broadband/Fixed Network and Mobile Communications USA operating segments each reported a year-on-year increase. OTE contributed EUR 0.2 billion to Group EBIT in the first half of 2009.

An impairment loss of EUR 1.8 billion was recognized on goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment in the first quarter of 2009, mainly a consequence of the significant economic slowdown and fierce competition in the United Kingdom. Volume-driven lower roaming revenues and new regulation of roaming and termination charges had a negative impact on revenue. Increased termination charges for the use of third-party mobile communications networks and high customer acquisition and retention expenses raised the cost base.

Exchange rate effects mainly in the United Kingdom, Poland, Hungary and the Czech Republic, higher customer acquisition and retention costs in the Netherlands and Austria, for example, as well as the economic environment also had a negative effect on EBIT in the Mobile Communications Europe operating segment. The full consolidation of OTE for the first time, on the other hand, had a positive impact on the operating segment.

EBIT increased slightly in the Mobile Communications USA operating segment. Adjusted for exchange rate effects, EBIT decreased particularly as a result of the decline in revenues per contract customer.

The Broadband/Fixed Network operating segment reported an increase in EBIT, principally as a result of the full consolidation of OTE for the first time.

EBIT in the Systems Solutions operating segment in the prior-year period was impacted in particular by the gain on the disposal of Media&Broadcast.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
EBITa in the Group	244	2,012	1,868	7.7	2,256	4,166	(45.8)	7,040
Mobile Communications Europeb	(1,166)	917	861	6.5	(249)	1,620	n.a.	3,188
Mobile Communications USA	530	654	584	12.0	1,184	1,086	9.0	2,299
Broadband/Fixed Networkb,c	1,170	760	819	(7.2)	1,930	1,708	13.0	2,759
Systems Solutionsc	11	27	(65)	n.a.	38	418	(90.9)	81
Group Headquarters & Shared Servicesb	(269)	(280)	(305)	8.2	(549)	(582)	5.7	(1,198)
Reconciliation	(32)	(66)	(26)	n.a.	(98)	(84)	(16.7)	(89)

EBIT is profit/loss from operations as shown in the income statement.
b
Including first-time full consolidation of OTE from February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.

c
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Profit/loss before income taxes.

Profit before income taxes for the first half of 2009 was EUR 0.5 billion, down EUR 2.0 billion on the prior-year period. Profit before income taxes was impacted in particular by the impairment of goodwill at the cash generating unit T-Mobile UK amounting to EUR 1.8 billion which was reflected in the EBIT of the Mobile Communications Europe operating segment.

Net loss.

Deutsche Telekom generated a net loss of EUR 0.6 billion in the first half of 2009, compared with a net profit of EUR 1.3 billion in the prior-year period due to the aforementioned effects.

EBITDA.

EBITDA in the first half of 2009 amounted to EUR 10.0 billion compared with EUR 9.5 billion in the prior-year period. While EBITDA generated by the Mobile Communications USA and Broadband/Fixed Network operating segments improved, the Systems Solutions and Mobile Communications Europe operating segments reported an EBITDA decrease.

Adjusted EBITDA.

In the first half of 2009, EBITDA was negatively affected by special factors totaling EUR 0.1 billion. These special factors primarily consisted of staff-related and other restructuring measures in the Broadband/Fixed Network and Systems Solutions operating segments. In the prior-year period, special factors only had a minimal effect on EBITDA overall. These consisted primarily of the gain on the disposal of Media&Broadcast in the Systems Solutions operating segment, while expenses in connection with staff-related and other restructuring measures in the Group had an offsetting effect.

EBITDA for the first half of 2009, adjusted for the aforementioned special factors, was EUR 10.1 billion compared with EUR 9.5 billion in the prior-year period. OTE, which was fully consolidated for the first time, contributed EUR 0.9 billion to adjusted Group EBITDA in the reporting period.

In the Mobile Communications Europe operating segment, exchange rate effects mainly in the United Kingdom, Poland, Hungary and the Czech Republic, higher customer acquisition and retention costs in the Netherlands and Austria, for example, and continued fierce competition in Germany had a negative impact on adjusted EBITDA. The first-time full consolidation of OTE had a positive effect.

In the Mobile Communications USA operating segment, adjusted EBITDA increased. Adjusted for exchange rate effects and effects of changes in the consolidated group, however, adjusted EBITDA decreased, in particular due to the decrease in revenue per customer.

Adjusted EBITDA of the Broadband/Fixed Network operating segment increased in the first half of 2009 as a result of the first-time full consolidation of OTE.

In the Systems Solutions operating segment, the increase in adjusted EBITDA was attributable to efficiency measures, which more than offset the decline in revenue.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Adjusted EBITDAa,b in the Group	4,812	5,258	4,850	8.4	10,070	9,536	5.6	19,459
Mobile Communications Europeb	1,551	1,909	1,813	5.3	3,460	3,511	(1.5)	7,160
Mobile Communications USA	1,061	1,176	1,030	14.2	2,237	1,996	12.1	4,240
Broadband/Fixed Networkb, c	2,010	2,056	1,892	8.7	4,066	3,784	7.5	7,385
Systems Solutionsc	211	231	188	22.9	442	392	12.8	826
Group Headquarters & Shared Servicesb	20	(37)	(40)	7.5	(17)	(65)	73.8	(31)
Reconciliation	(41)	(77)	(33)	n.a.	(118)	(82)	(43.9)	(121)

a
Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 63 et seq.

b
Including first-time full consolidation of OTE from February 2009 in the Mobile Communications Europe, Broadband/Fixed Network and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.

c
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Free cash flow.

Free cash flow decreased in the first half of 2009 from EUR 3.6 billion in the prior-year period to EUR 1.8 billion.

This decrease is mainly attributable to higher expenditures for intangible assets and property, plant and equipment, particularly in connection with the roll-out of the network infrastructure in the United States and the United Kingdom. At the same time, net cash from operating activities decreased mainly as a result of the development of working capital, which was largely influenced in the first half of 2009 by higher cash outflows for restructuring measures. In addition, interest payments and income tax payments increased year-on-year, in particular as a result of the first-time full consolidation of OTE from February 2009.

	Q1 2009 millions of €a	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Cash generated from operations	3,596	4,215	4,375	(3.7)	7,811	8,143	(4.1)	17,625
Interest received (paid)	(630)	(703)	(693)	(1.4)	(1,333)	(1,130)	(18.0)	(2,257)
Net cash from operating activities	2,966	3,512	3,682	(4.6)	6,478	7,013	(7.6)	15,368
Cash outflows for investments in in-tangible assets (excluding goodwill) and property, plant and equipment	(2,611)	(2,211)	(1,837)	(20.4)	(4,822)	(3,629)	(32.9)	(8,707)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	355	1,301	1,845	(29.5)	1,656	3,384	(51.1)	6,661
Proceeds from disposal of intangi-ble assets (excluding goodwill) and property, plant and equipment	61	103	118	(12.7)	164	208	(21.2)	372
Free cash flow before dividend paymentsb	416	1,404	1,963	(28.5)	1,820	3,592	(49.3)	7,033

a	Figures for the first quarter of 2009 have been adjusted. For explanations, please refer to “Selected explanatory notes/Accounting policies.”
b	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 66.

Net debt.

Net debt increased by EUR 6.8 billion compared with the end of 2008 to EUR 45.0 billion. Net debt increased by EUR 4.3 billion due to the first-time full consolidation of OTE. In addition, the dividend payments in particular contributed to the increase in net debt.

	June 30, 2009 millions of €	Mar. 31, 2009 millions of €	Change June 30, 2009/ Mar. 31, 2009%	Dec. 31, 2008 millions of €	Change June 30, 2009/ Dec. 31, 2008%	June 30, 2008 millions of €	Change June 30, 2009/ June 30, 2008%
Bonds	43,157	39,659	8.8	34,302	25.8	32,249	33.8
Liabilities to banks	4,806	4,670	2.9	4,222	13.8	7,415	(35.2)
Liabilities to non-banks from promissory notes	1,029	1,036	(0.7)	887	16.0	738	39.4
Derivative financial liabilities	752	755	(0.4)	1,053	(28.6)	1,339	(43.8)
Lease liabilities	1,965	1,987	(1.1)	2,009	(2.2)	2,056	(4.4)
Other financial liabilities	1,075	1,030	4.4	974	10.4	452	n.a.
Gross debt	52,784	49,137	7.4	43,447	21.5	44,249	19.3
Cash and cash equivalents	5,836	4,113	41.9	3,026	92.9	1,954	n.a.
Available-for-sale/held-for-trading financial assets	562	436	28.9	101	n.a.	104	n.a.
Derivative financial assets	937	1,211	(22.6)	1,598	(41.4)	292	n.a.
Other financial assets	483	544	(11.2)	564	(14.4)	1,340	(64.0)
Net debta	44,966	42,833	5.0	38,158	17.8	40,559	10.9

a	For detailed information and calculations, please refer to “Reconciliation of pro forma figures,” page 67.

Development of business in the operating segments.

Mobile Communications Europe and Mobile Communications USA.

Mobile Communications: Customer development and selected KPIs.

	June 30, 2009 millions	Mar. 31, 2009 millions	Change June 30, 2009/ Mar. 31, 2009%	Dec. 31, 2008 millions	Change June 30, 2009/ Dec. 31, 2008%	June 30, 2008 millions	Change June 30, 2009/ June 30, 2008%
Mobile Communications Europea	116.3	115.3	0.9	114.9	1.2	110.3	5.4
T-Mobile Deutschlandb	39.1	39.0	0.3	39.1	0.0	38.4	1.8
T-Mobile UKc	16.6	16.7	(0.6)	16.8	(1.2)	16.8	(1.2)
PTC (Poland)	13.4	13.3	0.8	13.3	0.8	12.8	4.7
T-Mobile Netherlands (NL)d	5.4	5.2	3.8	5.3	1.9	5.3	1.9
T-Mobile Austria (A)	3.4	3.4	0.0	3.4	0.0	3.3	3.0
T-Mobile CZ (Czech Republic)	5.4	5.4	0.0	5.4	0.0	5.3	1.9
T-Mobile Hungary	5.3	5.3	0.0	5.4	(1.9)	5.1	3.9
T-Mobile Croatia	2.9	2.8	3.6	2.7	7.4	2.5	16.0
T-Mobile Slovensko (Slovakia)	2.3	2.3	0.0	2.3	0.0	2.3	0.0
Othere	1.9	1.9	0.0	1.9	0.0	1.7	11.8
COSMOTE Greece	8.8	8.4	4.8	7.9	11.4	6.9	27.5
COSMOTE Romania	6.3	6.1	3.3	5.9	6.8	4.6	37.0
COSMOTE Bulgaria	4.0	4.0	0.0	4.1	(2.4)	3.9	2.6
COSMOTE Albania	1.5	1.4	7.1	1.4	7.1	1.3	15.4
Mobile Communications USAa	33.5	33.2	0.9	32.8	2.1	31.5	6.3
Mobile customers (total)a	149.8	148.4	0.9	147.6	1.5	141.8	5.6

a
One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Customers of COSMOTE (entity of the OTE group) were also included in the historic customer base.

b
Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and therefore its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month’s notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

c	Including Virgin Mobile.
d
The consolidation of Online (formerly Orange Nederland Breedband B.V.) in the second quarter of 2008 has no effect on the number of customers of the T-Mobile Netherlands group, as only mobile communications customers are shown.

e	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Mobile Communications Europe.

In the face of fierce competition, the European mobile companies held their own in the first half of 2009 and again recorded slight customer growth despite the strained economic situation. The total number of customers in Europe rose to 116.3 million, an increase of 1.2 percent compared with the end of 2008. Apart from a few exceptions, all of Deutsche Telekom’s mobile communications companies in Europe succeeded in expanding their customer base. The slight decrease in customer numbers at T-Mobile UK compared with the first quarter of 2009 and also the end of 2008 is mainly attributable to the decline in the number of Virgin Mobile customers, who are assigned to the prepay segment at T-Mobile UK. In Hungary, the total number of customers decreased as a result of the weaker prepay business, which was only partially offset by the acquisition of contract customers. At COSMOTE Bulgaria, customer figures edged down in both the prepay and contract customer segments compared with year-end levels.

Most companies recorded a slight downward trend in the prepay segment in the first half of the year compared with the end of 2008, though this was offset in full by encouraging growth in the contract customer segment at all companies except for T-Mobile UK, T-Mobile Hungary, and COSMOTE Bulgaria.

The higher-value contract customer business continued to develop positively in the first six months of 2009. Almost all of Deutsche Telekom’s mobile communications companies contributed to this growth in both absolute terms and as a proportion of the total customer base. Excluding COSMOTE, the percentage share of contract customers increased to 42 percent in Europe compared with the year-end. This success is due to the focused customer acquisition strategy – marketing calling plans with minute buckets and new, higher-performance hardware offered in conjunction with a fixed-term contract. The increasingly appealing mobile Internet offers, including the corresponding smartphones, also attracted new groups of customers. By rolling out the T-Mobile G1 and the Apple iPhone 3G, which as the revamped Apple iPhone 3G S is now even more efficient and attractive than before, T-Mobile achieved considerable success in the contract customer business.

Mobile Communications USA.

The Mobile Communications USA operating segment added 325,000 net customers in the second quarter of 2009, compared to 668,000 in the second quarter of 2008 and 415,000 in the first quarter of 2009. New contract customers accounted for 17 percent of the new customers in the second quarter of 2009, compared to 80 percent in the second quarter of 2008 and 39 percent in the first quarter of 2009. The lower amount of contract customers in the second quarter of 2009 compared to the second quarter of 2008 can be attributed to an increase in contract churn, including FlexPaysm, and a year-on-year decrease in contract gross customer additions. Lower gross customer additions were the primary contributor to the decrease in net customer additions in the second quarter of 2009 compared to the first quarter of 2009, as strong growth in lower-ARPU products was reduced by lower gross customer additions of branded products.

Mobile Communications Europe: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenuea	5,077	5,500	5,187	6.0	10,577	10,179	3.9	20,663
Of which: T-Mobile Deutschland	1,874	1,879	1,953	(3.8)	3,753	3,837	(2.2)	7,770
Of which: T-Mobile UK	836	886	1,016	(12.8)	1,722	2,074	(17.0)	4,051
Of which: PTC	416	440	580	(24.1)	856	1,104	(22.5)	2,260
Of which: T-Mobile NL	444	465	447	4.0	909	863	5.3	1,806
Of which: T-Mobile A	267	255	270	(5.6)	522	544	(4.0)	1,085
Of which: T-Mobile CZ	275	310	332	(6.6)	585	643	(9.0)	1,329
Of which: T-Mobile Hungary	218	235	282	(16.7)	453	540	(16.1)	1,117
Of which: T-Mobile Croatia	134	139	148	(6.1)	273	277	(1.4)	616
Of which: T-Mobile Slovensko	140	141	141	0.0	281	269	4.5	571
Of which: Otherb	55	61	64	(4.7)	116	117	(0.9)	248
Of which: COSMOTE Greecec	286	506	-	n.a.	792	-	n.a.	-
Of which: COSMOTE Romaniac	77	96	-	n.a.	173	-	n.a.	-
Of which: COSMOTE Bulgariac	81	104	-	n.a.	185	-	n.a.	-
Of which: COSMOTE Albania	26	36	-	n.a.	62	-	n.a.	-

EBIT (profit (loss) from operations)d	(1,166)	917	861	6.5	(249)	1,620	n.a.	3,188
EBIT margin (%)	(23.0)	16.7	16.6		(2.4)	15.9		15.4

Depreciation, amortization and impairment lossesd	(2,711)	(992)	(941)	(5.4)	(3,703)	(1,881)	(96.9)	(3,875)
EBITDAe	1,545	1,909	1,802	5.9	3,454	3,501	(1.3)	7,063
Special factors affecting EBITDAe	(6)	0	(11)	n.a.	(6)	(10)	40.0	(97)
Adjusted EBITDAa,e	1,551	1,909	1,813	5.3	3,460	3,511	(1.5)	7,160
Of which: T-Mobile Deutschland	685	720	773	(6.9)	1,405	1,465	(4.1)	3,028
Of which: T-Mobile UK	113	153	196	(21.9)	266	426	(37.6)	888
Of which: PTC	110	170	214	(20.6)	280	398	(29.6)	785
Of which: T-Mobile NL	64	103	114	(9.6)	167	176	(5.1)	352
Of which: T-Mobile A	53	70	65	7.7	123	141	(12.8)	285
Of which: T-Mobile CZ	127	181	158	14.6	308	316	(2.5)	634
Of which: T-Mobile Hungary	95	104	133	(21.8)	199	245	(18.8)	481
Of which: T-Mobile Croatia	57	64	64	0.0	121	117	3.4	271
Of which: T-Mobile Slovensko	68	69	68	1.5	137	129	6.2	230
Of which: Otherb	26	30	31	(3.2)	56	55	1.8	114
Of which: COSMOTE Greecec	99	178	-	n.a.	277	-	n.a.	-
Of which: COSMOTE Romaniac	13	14	-	n.a.	27	-	n.a.	-
Of which: COSMOTE Bulgariac	27	47	-	n.a.	74	-	n.a.	-
Of which: COSMOTE Albania	16	21	-	n.a.	37	-	n.a.	-
Adjusted EBITDA margine (%)	30.5	34.7	35.0		32.7	34.5		34.7

Cash capexf	(642)	(395)	(318)	(24.2)	(1,037)	(789)	(31.4)	(1,897)

Number of employeesg	35,481	38,658	28,968	33.5	37,070	29,138	27.2	29,237

The presentation includes the first-time full consolidation of OTE from February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments.
a
The amounts stated for the national companies generally correspond to their respective unconsolidated financial statements without taking into consideration consolidation effects at operating segment level. In the presentation of the COSMOTE countries, the internal relationships between COSMOTE and the respective Germanos sales company in the country were eliminated.

b	“Other” includes revenues and EBITDA generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
c	Including the relevant Germanos (sales) companies in the Greek, Romanian, and Bulgarian markets.
d	Including an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009.
e
Deutsche Telekom defines EBITDA as profit/loss from operations before depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 63 et seq.

f	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
g	Average number of employees.

Mobile Communications USA: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	4,137	3,918	3,498	12.0	8,055	6,959	15.7	14,957

EBIT (profit from operations)	530	654	584	12.0	1,184	1,086	9.0	2,299
EBIT margin (%)	12.8	16.7	16.7		14.7	15.6		15.4

Depreciation, amortization and impairment losses	(531)	(522)	(430)	(21.4)	(1,053)	(890)	(18.3)	(1,884)
EBITDAa	1,061	1,176	1,014	16.0	2,237	1,976	13.2	4,183
Special factors affecting EBITDAa	-	-	(16)	n.a.	-	(20)	n.a.	(57)
Adjusted EBITDAa	1,061	1,176	1,030	14.2	2,237	1,996	12.1	4,240
Adjusted EBITDA margina (%)	25.6	30.0	29.4		27.8	28.7		28.3

Cash capexb	(865)	(785)	(661)	(18.8)	(1,650)	(1,141)	(44.6)	(2,540)

Number of employeesc	37,720	37,863	35,834	5.7	37,791	35,143	7.5	36,076

Including first-time consolidation of SunCom from February 22, 2008.
a
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 63 et seq.

b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

Mobile Communications (total): Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	9,206	9,413	8,678	8.5	18,619	17,123	8.7	35,586

EBIT (profit (loss) from operations)a	(635)	1,570	1,446	8.6	935	2,706	(65.4)	5,487
EBIT margin (%)	(6.9)	16.7	16.7		5.0	15.8		15.4

Depreciation, amortization and impairment lossesa	(3,242)	(1,514)	(1,371)	(10.4)	(4,756)	(2,771)	(71.6)	(5,759)
EBITDAb	2,607	3,084	2,817	9.5	5,691	5,477	3.9	11,246
Special factors affecting EBITDAb	(6)	0	(27)	n.a.	(6)	(30)	80.0	(154)
Adjusted EBITDAb	2,613	3,084	2,844	8.4	5,697	5,507	3.5	11,400
Adjusted EBITDA marginb (%)	28.4	32.8	32.8		30.6	32.2		32.0

Cash capexc	(1,508)	(1,180)	(979)	(20.5)	(2,688)	(1,930)	(39.3)	(4,437)

Number of employeesd	73,201	76,521	64,802	18.1	74,861	64,281	16.5	65,313

This table shows consolidated figures for the Mobile Communications Europe and Mobile Communications USA operating segments, which are provided here for information purposes.
The presentation includes the first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/Fixed Network, and Group Headquarters & Shared Services operating segments. For detailed information, please refer to the interim consolidated financial statements.
a	Including an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009.

b
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 63 et seq.

c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
d	Average number of employees.

Mobile Communications Europe: Total revenue.

Total revenue in the Mobile Communications Europe operating segment increased year-on-year by EUR 0.4 billion or 3.9 percent in the first six months of 2009. This positive development was driven to a considerably extent by the COSMOTE mobile companies, which were consolidated in the Mobile Communications Europe operating segment in early February 2009. Adjusted for the inclusion of COSMOTE, revenue decreased compared with the first half of 2008, mainly on account of negative exchange rate effects. The strained economic situation and the still intense competition also reduced operating revenue, adjusted for exchange rate effects, in the Mobile Communications Europe segment (excluding COSMOTE) in the first half of 2009.

Of the Western European companies, T-Mobile Netherlands made the largest contribution to revenue growth, mainly due to revenue from its Online operations, which were consolidated for the first time in the second quarter of 2008. Among the companies in Southern and Eastern Europe, the COSMOTE mobile companies posted double-digit percentage growth in the second quarter of 2009 compared with the first quarter of this year. This is primarily attributable to the fact that these companies were fully consolidated for the first time at the beginning of February 2009. Higher customer market shares in Greece and Romania also had a positive impact on total revenue.

PTC’s revenue adjusted for exchange rate fluctuations remained at virtually the same level as in the previous year. Revenue at T-Mobile UK decreased year-on-year in the first half of 2009, due mainly to a strong negative currency translation effect from the pound sterling. Adjusted for exchange rate effects, the decline in total revenue and also in high-value service revenues nevertheless slowed in the second quarter of 2009 as compared with the prior year. Regulatory decisions and fierce competition again impacted revenue at T-Mobile UK in the second quarter of 2009.

The decline in revenue at T-Mobile Deutschland is mainly attributable to lower national roaming revenues with O2. The more restrictive regulatory environment, in particular lower termination charges from April 1, 2009, and intense competition also contributed to this decline. At T-Mobile Austria, the decrease in revenue was a result of ongoing intense price competition and price cuts imposed by regulation. However, a targeted focus on acquiring contract customers partially offset the decrease in revenue at both companies.

Mobile Communications Europe: EBITDA, adjusted EBITDA.

In the first half of 2009, adjusted EBITDA in the Mobile Communications Europe operating segment decreased year-on-year by EUR 0.1 billion or 1.5 percent. Adjusted for the positive contribution of the first-time consolidation of the COSMOTE mobile companies, segment EBITDA decreased by EUR 0.5 billion or 13.3 percent. One of the main causes of this decline was the exchange rate movements in the Polish zloty, the pound sterling, the Hungarian forint, and the Czech koruna. The year-on-year decrease in EBITDA, adjusted for exchange rate effects, is mainly attributable to the reduction in EBITDA at T-Mobile UK, T-Mobile Deutschland, and PTC. The measures initiated in April 2009 to reduce selling expenses and overheads in Poland and the United Kingdom nevertheless started to show a positive effect on EBITDA in the second quarter of 2009. In Germany, T-Mobile reported a decrease in EBITDA on account of a very competitive market, lower national roaming revenues with O2, and higher selling expenses. The continuing intense price competition, price cuts imposed by regulation and higher customer acquisition and retention expenses led to a reduction in EBITDA at T-Mobile Austria.

By contrast, the national companies in Croatia, Slovakia, and Montenegro all posted EBITDA growth. The COSMOTE mobile companies also contributed a substantial share to EBITDA. Measured in Czech korunas, T-Mobile CZ’s adjusted EBITDA improved year-on-year in the first half of 2009, predominantly attributable to non-recurring effects.

Mobile Communications Europe: EBIT.

EBIT (profit/loss from operations) in the Mobile Communications Europe operating segment declined by EUR 1.9 billion year-on-year in the first half of 2009. This includes the impairment loss of EUR 1.8 billion recognized on the goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009. EBIT was also reduced by the same negative factors that impacted EBITDA. On the other hand, lower depreciation, amortization and impairment losses, particularly at T-Mobile Deutschland, PTC, T-Mobile Netherlands, T-Mobile Austria, and T-Mobile Hungary, offset the EBIT decline.

Mobile Communications Europe: Cash capex.

Cash capex in the Mobile Communications Europe operating segment rose by EUR 0.2 billion year-on-year to EUR 1.0 billion. This increase was largely due to the first-time inclusion of the COSMOTE mobile companies. While capital expenditure increased in Germany, the United Kingdom, Austria, and the Czech Republic, it decreased in Hungary, the Netherlands, Poland, and Montenegro.

Mobile Communications Europe: Personnel.

The average number of employees rose strongly year-on-year in the first half of 2009, due for the most part to the first-time inclusion of the COSMOTE mobile companies. A large number of hirings at PTC to cater for the strategic alignment of the company’s direct sales channels and the associated shop roll-out in the third and fourth quarters of 2008 also contributed. The workforce at T-Mobile CZ also grew due to the transfer of temporary customer care staff to permanent contracts. T-Mobile UK, on the other hand, saw its headcount shrink as a result of outsourcing in the technology area.

Mobile Communications USA: Total revenue.

Partly due to the strength of the dollar against the euro, revenue for the Mobile Communications USA operating segment grew by 15.7 percent year-on-year to EUR 8.1 billion in the first half of 2009. In U.S. dollars the operating segment only increased its revenue by 0.8 percent year-on-year. The first-time consolidation of SunCom in the middle of the first quarter of 2008 was the main driver behind revenue growth in U.S. dollars. This effect was offset by a fall in average revenue per user (ARPU) year-on-year related to a change in customer mix to lower ARPU products and lower voice revenues including lower customer roaming revenues.

Mobile Communications USA: EBIT, EBITDA, adjusted EBITDA.

EBIT (profit from operations) and adjusted EBITDA grew in euros year-on-year by 9.0 percent and 12.1 percent, respectively. Currency fluctuations increased total revenues year-on-year. Expenses also increased year-on-year due to currency fluctuations and higher costs related to the 3G network. This increase was partially offset by cost saving initiatives, lower commission costs and lower subsidy losses per handset. In U.S. dollars, adjusted EBITDA declined slightly year-on-year. The adjusted EBITDA margin declined to 27.8 percent in the first half of 2009 from 28.7 percent in the first half of 2008 primarily driven by a decrease in ARPU.

Mobile Communications USA: Cash capex.

The continued focus on the improvement of network quality and coverage as well as the roll-out of the UMTS/HSDPA network caused 2G and 3G incurred capex to increase year-on-year. Cash capex increased year-on-year from EUR 1.1 billion to EUR 1.7 billion in the first half of 2009, in particular due to currency fluctuations. In U.S. dollar terms, cash capex saw a smaller increase year-on-year.

Mobile Communications USA: Personnel.

The average number of employees rose year-on-year; this is attributed primarily to retail distribution growth.

Broadband/Fixed Network.

Broadband/Fixed Network: Customer development and selected KPIs.

	June 30, 2009 millions	Mar. 31, 2009 millions	Change June 30, 2009/ Mar. 31, 2009%	Dec. 31, 2008 millions	Change June 30, 2009/ Dec. 31, 2008%	June 30, 2008 millions	Change June 30, 2009/ June 30, 2008%
Broadband
Lines (total)a,c	17.2	17.0	1.2	16.7	3.0	16.0	7.5
Of which: retail	14.5	14.2	2.1	13.6	6.6	12.4	16.9

Domestica	13.6	13.5	0.7	13.3	2.3	13.1	3.8
Of which: retail	11.2	11.0	1.8	10.6	5.7	9.9	13.1
Internationala,c,d	3.6	3.5	2.9	3.3	9.1	2.9	24.1
Of which: Magyar Telekom	0.9	0.9	0.0	0.9	0.0	0.8	12.5
Of which: T-Hrvatski Telekom	0.5	0.5	0.0	0.5	0.0	0.4	25.0
Of which: Slovak Telekom	0.4	0.4	0.0	0.3	33.3	0.3	33.3
Of which: OTE Greecec	1.0	1.0	0.0	1.0	0.0	0.9	11.1
Of which: Romtelecomc	0.7	0.7	0.0	0.7	0.0	0.5	40.0

Fixed Network
Lines (total)a,b,c	39.6	40.3	(1.7)	41.1	(3.6)	42.8	(7.5)
Domestica,b	27.2	27.7	(1.8)	28.3	(3.9)	29.5	(7.8)
Internationala,c,d	12.4	12.6	(1.6)	12.8	(3.1)	13.2	(6.1)
Of which: Magyar Telekom	2.5	2.5	0.0	2.6	(3.8)	2.7	(7.4)
Of which: T-Hrvatski Telekom	1.5	1.5	0.0	1.6	(6.3)	1.6	(6.3)
Of which: Slovak Telekom	1.1	1.1	0.0	1.1	0.0	1.1	0.0
Of which: OTE Greecec	4.4	4.5	(2.2)	4.6	(4.3)	4.8	(8.3)
Of which: Romtelecomc	2.9	3.0	(3.3)	3.0	(3.3)	3.0	(3.3)

Wholesale/resale
Resale/IP-BSAc,d,e	2.2	2.5	(12.0)	2.8	(21.4)	3.5	(37.1)
Of which: domestic	2.0	2.2	(9.1)	2.5	(20.0)	3.2	(37.5)
ULLsc,d,f	9.6	9.4	2.1	9.0	6.7	8.0	20.0
Of which: domestic	8.7	8.6	1.2	8.3	4.8	7.5	16.0
IP-BSA SAc,d,g	0.5	0.3	66.7	0.2	n.a.	-	n.a.
Of which: domestic	0.4	0.3	33.3	0.2	n.a.	-	n.a.

Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.
a	Lines in operation excluding internal use and public telecommunications, including wholesale services.
b
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment to the Broadband/Fixed Network operating segment. The presentation of the number of lines has been adjusted to reflect the business model of the Broadband/Fixed Network operating segment. For the purposes of equal treatment, internal use by the Systems Solutions segment is no longer included in the presentation of the number of lines. Prior-year figures have been adjusted accordingly.

c
From February 2009, the fixed-network business of OTE Greece and Romtelecom (Romania) is included in the Broadband/Fixed-Network operating segment. Prior-year figures have been adjusted on a pro forma basis.

d
International comprises Southern and Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including the subsidiaries Makedonski Telekom AD and Crnogorski Telekom, as well as the fixed-network business of OTE Greece and Romtelecom that was consolidated from February 2009.

e
Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP-Bitstream Access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.

f
Unbundled local loop (ULL) lines in Germany and abroad: Wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

g	Definition of IP-BSA Stand Alone (IP-BSA SA): A wholesale product not bundled with a Deutsche Telekom PSTN line, allowing competitors to offer an all-IP product range.

In the Broadband/Fixed Network operating segment, the number of broadband lines, including resale, rose by 1.2 million year-on-year to 17.2 million in the first six months of 2009.

The international broadband market also grew in the first half of 2009. With a total of 3.6 million broadband lines, including resale/IP-BSA, the Broadband/Fixed Network operating segment achieved a year-on-year increase outside Germany of 638,000 lines. This includes 379,000 broadband lines from the fixed-network business of OTE Greece and Romtelecom (Romania).

The excellent prior-year performance of the Broadband/Fixed Network operating segment, which operates under the T-Home brand in the German broadband market, was once again clearly exceeded in the first half of 2009. The market share of existing broadband customers has remained constant at 46 percent for the last ten quarters. T-Home attracted more than half of new customers in the German broadband market, where growth is slowing. With absolute growth of around 246,000 retail broadband lines in the second quarter of 2009, the number of lines in Germany increased to a total of 11.2 million due to attractive bundled models, regional special offers in urban areas, and improved customer service. In addition, T-Home is increasingly migrating customers to higher-value product groups.

The number of Entertain lines in Germany increased to around 561,000 by the end of the first six months of 2009. By that point in time, over 720,000 Entertain lines had been sold.

The number of fixed-network lines decreased by 7.5 percent year-on-year in the first half of 2009 to 39.6 million. Fixed-network line losses in Germany totaled 473,000 in the second quarter of 2009, 129,000 fewer than in the first quarter of 2009. These include customers who previously obtained their broadband connection via a fixed-network-based DSL resale line from Deutsche Telekom and are now migrating to a ULL-based IP line with another provider. The other line losses are mainly attributable to customers switching to other cable, fixed-network, and mobile operators.

Demand for unbundled local loop lines (ULLs) in Germany increased by 137,000 in the second quarter of 2009 to a total of 8.7 million lines. This smaller increase compared with the first quarter of 2009 was mainly the result of weaker market growth, strong competition from cable operators in the second quarter of 2009, and the activation of lines using the infrastructure of other providers. The decline in resale/IP-BSA lines of 257,000 in the second quarter of 2009 to 2.0 million was partially offset by migration to IP-BSA Stand Alone lines. In the second quarter of 2009, Deutsche Telekom provided 108,000 of the new IP-BSA Stand Alone lines introduced in the middle of last year without a PSTN line (unbundled), bringing the total to 425,000.

Broadband/Fixed Network: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	5,882	6,063	5,561	9.0	11,945	11,238	6.3	22,501
Domestic	4,836	4,745	4,998	(5.1)	9,581	10,124	(5.4)	20,226
Of which: network communications	1,512	1,440	1,709	(15.7)	2,952	3,511	(15.9)	6,737
Of which: IP/Internet	1,445	1,482	1,370	8.2	2,927	2,702	8.3	5,531
Of which: other fixed-network services	319	302	338	(10.7)	621	679	(8.5)	1,391
Of which: wholesale services	1,264	1,235	1,300	(5.0)	2,499	2,654	(5.8)	5,355
International	1,063	1,343	575	n.a.	2,406	1,139	n.a.	2,329

EBIT (profit from operations)	1,170	760	819	(7.2)	1,930	1,708	13.0	2,759
EBIT margin (%)	19.9	12.5	14.7		16.2	15.2		12.3

Depreciation, amortization and impairment losses	(1,005)	(1,115)	(890)	(25.3)	(2,120)	(1,797)	(18.0)	(3,636)
EBITDAa	2,175	1,875	1,709	9.7	4,050	3,505	15.5	6,395
Special factors affecting EBITDAa	165	(181)	(183)	1.1	(16)	(279)	94.3	(990)
Adjusted EBITDAa	2,010	2,056	1,892	8.7	4,066	3,784	7.5	7,385
Domestic	1,612	1,584	1,645	(3.7)	3,196	3,298	(3.1)	6,417
International	400	470	248	89.5	870	487	78.6	970
Adjusted EBITDA margina (%)	34.2	33.9	34.0		34.0	33.7		32.8
Domestic (%)	33.3	33.4	32.9		33.4	32.6		31.7
International (%)	37.6	35.0	43.1		36.2	42.8		41.6

Cash capexb	(899)	(796)	(584)	(36.3)	(1,695)	(1,211)	(40.0)	(3,150)

Number of employeesc	112,613	119,488	101,339	17.9	116,051	102,696	13.0	100,671
Domestic	80,923	79,932	85,754	(6.8)	80,428	86,995	(7.5)	85,192
International	31,690	39,556	15,585	n.a.	35,623	15,701	n.a.	15,479

Since January 1, 2009, around 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.
The presentation includes the first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/
Fixed Network, and Group Headquarters & Shared Services operating segments.
a
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 63 et seq.

b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

Since the Broadband/Fixed Network operating segment focuses on complete packages and the development of IP products, the previous presentation of revenue was no longer appropriate for T-Home in Germany’s previous business model. For this reason, revenue was reallocated as of January 1, 2009. All prior-year figures were adjusted for better comparability.

Broadband/Fixed Network: Total revenue.

Total revenue increased by EUR 0.7 billion compared with the prior-year period to EUR 11.9 billion, primarily due to the first-time consolidation in February 2009 of the fixed-network business of OTE Greece and Romtelecom. OTE Greece and Romtelecom contributed EUR 1.4 billion to this increase.

Broadband/Fixed Network: Total domestic revenue.

Total domestic revenue in the first half of 2009 was down 5.4 percent year-on-year at EUR 9.6 billion. This decline is attributable to continuing line losses resulting from increased competition, strong take-up of complete packages (telephony and Internet) with a flat-rate component, and falling usage-related charges. Other factors included decreases in resale and network services and in interconnection revenues. Volume growth in the broadband business and in unbundled local loop lines only partially offset the decline in revenue.

Revenue in the Business Customers unit decreased year-on-year in the first six months of 2009, principally due to the erosion of market prices and competition in the voice business.

In the network communications area, volume-based line losses due to intense competition and the migration to complete packages resulted in a year-on-year revenue decrease of 15.9 percent in the first half of 2009 to EUR 3.0 billion. In addition, flat rates reduced call revenues due to the decreasing proportion of billed minutes in the traditional fixed-network business.

Revenue in the IP/Internet area increased by 8.3 percent in the first half of 2009 to EUR 2.9 billion. This was primarily attributable to volume growth in DSL complete packages.

Other fixed-network services, including data communications, value-added services, and terminal equipment, recorded a revenue decline of 8.5 percent to EUR 0.6 billion in the first six months of 2009. This decrease, which was mainly seen in data communications, is principally due to migration to IP products.

Revenue from terminal equipment declined as a result of volume and – in some cases – price factors, especially following the introduction of terminal equipment service packages.

Revenue from wholesale services decreased by 5.8 percent in the first half of 2009 to EUR 2.5 billion. The main reasons for the decrease were lower revenue from network services due to declining demand for co-location rooms, lower volumes on the < 2 Mbit/s platform and fewer carrier leased lines, and lower interconnection call revenue following a reduction in origination services. Furthermore, the decline in revenue from resale/IP-BSA lines due to volume and price factors added to the decrease. The volume growth in unbundled local loop lines did not fully offset the trend. Revenue was impacted by regulatory price cuts in areas such as carrier leased lines and unbundled local loop lines.

Broadband/Fixed Network: Total international revenue.

Revenue in Southern and Eastern Europe rose by EUR 1.3 billion to EUR 2.4 billion compared with the prior-year period due to the first-time consolidation of the fixed-network business of OTE Greece and Romtelecom as of February 2009. Revenue in Eastern Europe decreased by 8.7 percent year-on-year to EUR 1.0 billion. This was due to foreign currency effects primarily in Hungary, as well as to competition in the traditional fixed network, and fixed-mobile substitution. The dynamic broadband growth, which reached at least double-digit figures in all countries, did not fully compensate for the decrease in the traditional fixed-network business.

Broadband/Fixed Network: EBITDA, adjusted EBITDA.

Adjusted EBITDA of the Broadband/Fixed Network operating segment was up 7.5 percent year-on-year to EUR 4.1 billion, mainly due to the first-time consolidation of the fixed-network business of OTE Greece and Romtelecom, which contributed EUR 0.4 billion to adjusted EBITDA. The adjusted EBITDA margin increased by 0.3 percentage points to 34.0 percent. Due to excellent cost discipline, T-Home in Germany recorded adjusted EBITDA of EUR 3.2 billion in the first six months of 2009 and improved the EBITDA margin by 0.8 percentage points compared with the prior-year period to 33.4 percent. Lower revenue-driven costs and reduced costs for rental, maintenance and personnel, made up for a major part of the decrease in revenue in the traditional fixed-network business.

In Southern and Eastern Europe, adjusted EBITDA rose by EUR 0.4 billion to EUR 0.9 billion due to the first-time consolidation of OTE. In Eastern Europe, adjusted EBITDA decreased slightly to EUR 0.4 billion on account of the decline in revenue.

In the first half of 2009, international EBITDA includes a one-time positive effect from the first quarter of 2009 amounting to EUR 0.2  billion due to the Greek government’s contribution to the costs of a voluntary early retirement program. This positive effect was offset by the recognition of a provision for entitlements to early retirement at OTE Greece of almost the same amount in the second quarter of 2009.

Broadband/Fixed Network: EBIT.

In the first half of 2009, EBIT (profit from operations) increased by 13.0 percent year-on-year to EUR 1.9 billion, mainly as a result of the first-time consolidation of OTE and Romtelecom. OTE and Romtelecom’s EBIT includes depreciation, amortization, and impairment losses of EUR 0.3 billion and a one-time positive effect due to the Greek government’s contribution to the cost of a voluntary early retirement program at OTE and, as offsetting effect, the recognition of a provision for entitlements to early retirement in the second quarter of 2009.

Broadband/Fixed Network: Cash capex.

Cash capex increased year-on-year by EUR 0.5 billion to EUR 1.7 billion in the first half of 2009. EUR 0.3 billion of this increase was attributable to investments in Germany for transmission paths, the IP platform and IT systems, and just under EUR 0.2 billion to the first-time consolidation of OTE.

Broadband/Fixed Network: Personnel.

Overall, the average number of employees increased to 116,051 in the first half of 2009, largely due to the first-time consolidation of OTE Greece and Romtelecom.

In Germany, the number of employees as of the reporting date decreased by 5,531 compared with the first half of the prior year owing to staff reduction measures. In Southern and Eastern Europe, employee numbers rose by 24,071 at the reporting date, in particular as a consequence of the first-time consolidation of the OTE fixed-network entities in Greece and Romania. In Eastern Europe, employee numbers declined year-on-year due to improved performance processes.

Systems Solutions.

Systems Solutions: Selected KPIs.

		June 30, 2009	Mar. 31, 2009	Change June 30, 2009/ Mar. 31, 2009%	Dec. 31, 2008	Change June 30, 2009/ Dec. 31, 2008%	June 30, 2008	Change June 30, 2009/ June 30, 2008%
Computing & Desktop Services
Number of servers managed and serviced (units)		54,626	53,536	2.0	56,734	(3.7)	41,618	31.3
Number of workstations managed and serviced (millions)		1.51	1.50	0.7	1.51	0.0	1.48	2.0
Systems Integrationa
Hours billedb	(millions)	4.8	2.6	n.a.	10.7	n.a.	5.6	(14.3)
Utilization ratec	(%)	80.7	80.6	0.1p	80.9	(0.2)p	80.3	0.4p

Percentages calculated on the basis of figures shown.
a	Domestic: excluding changes in the composition of the Group.
b	Cumulative figures at the balance sheet date.
c	Ratio of average number of hours billed to maximum possible hours billed per period.

Development of business.

The systems solutions market for ICT services was impacted by fierce competition in the first half of 2009, in addition to the effects of the ongoing financial and economic crisis. Despite an encouraging number of new agreements, new orders were down 20.9 percent year-on-year in the first six months. It should be noted that the prior-year figure included a major contract with Shell. In addition, companies in various sectors, especially the automotive industry, are showing a certain restraint in the current economic environment. It is therefore all the more encouraging that T-Systems was able to win major deals such as the contract with MAN. T-Systems also won attractive orders internationally, for example from Banobras, Mexico’s largest development bank.

Systems Solutions: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	2,106	2,179	2,251	(3.2)	4,285	4,451	(3.7)	9,343
Computing & Desktop Services	900	933	886	5.3	1,833	1,784	2.7	3,877
Systems Integration	400	404	447	(9.6)	804	870	(7.6)	1,741
Telecommunications	806	842	918	(8.3)	1,648	1,797	(8.3)	3,725

EBITa (profit (loss) from operations)	11	27	(65)	n.a.	38	418	(90.9)	81
Special factors affecting EBITa	(23)	(31)	(58)	46.6	(54)	409	n.a.	12
Adjusted EBITa	34	58	(7)	n.a.	92	9	n.a.	69
Adjusted EBIT margina (%)	1.6	2.7	(0.3)		2.1	0.2		0.7

Depreciation, amortization and impairment losses	(177)	(173)	(195)	11.3	(350)	(383)	8.6	(781)
EBITDAb	188	200	130	53.8	388	801	(51.6)	862
Special factors affecting EBITDAb	(23)	(31)	(58)	46.6	(54)	409	n.a.	36
Adjusted EBITDAb	211	231	188	22.9	442	392	12.8	826
Adjusted EBITDA marginb (%)	10.0	10.6	8.4		10.3	8.8		8.8

Cash capexc	(161)	(171)	(187)	8.6	(332)	(321)	(3.4)	(823)

Number of employeesd	44,449	44,863	45,745	(1.9)	44,656	46,149	(3.2)	46,095

Since January 1, 2009, around 160,000 business customers of the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) have been included in the Broadband/Fixed Network operating segment. Prior-year comparatives have been adjusted.
a
EBIT is profit/loss from operations as shown in the consolidated income statement. For a detailed explanation of the special factors affecting EBIT, adjusted EBIT, and the adjusted EBIT margin, please refer to “Reconciliation of pro forma figures,” page 63 et seq.

b
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 63 et seq.

c	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
d	Average number of employees.

Systems Solutions: Total revenue.

Total revenue generated by the Systems Solutions operating segment in the first half of 2009 amounted to EUR 4.3 billion, a year-on-year decrease of 3.7 percent. This is due to a decline in both external and internal revenue. International revenue, by contrast, increased by 3.5 percent and continued the positive development in prior quarters. This positive development is partly attributable to agreements from 2008, for example with Shell and Old Mutual Group. In Germany, revenue declined by 6.6 percent, mainly due to lower revenues generated within the Group, which decreased by 8.7 percent.

Systems Solutions: Net revenue.

T-Systems generated revenue of EUR 3.0 billion in the first half of 2009 from business with customers outside the Deutsche Telekom Group, a year-on-year decrease of 1.4 percent. Net revenue from Computing & Desktop Services increased by 2.7 percent, primarily due to the positive development outside of Germany, such as the deal with Shell. At Systems Integration, positive agreements concluded in 2008 and the first few months of 2009 were not sufficient to compensate for the sustained price-driven decrease in revenue. In telecommunications, prices for voice and data business also continued to fall.

Systems Solutions: EBITDA, adjusted EBITDA.

In the first half of 2009, the Systems Solutions operating segment generated EBITDA of EUR 0.4 billion. Figures for the prior year included the proceeds from the sale of the broadcasting and media arm Media&Broadcast, which explains the year-on-year decrease of EUR 0.4 billion. The decline in revenue did not have a negative effect on

EBITDA. Adjusted EBITDA increased by 12.8 percent due to the successful efficiency enhancement program which more than offset the effects of the revenue decrease. The adjusted EBITDA margin increased to 10.3 percent, well above the prior-year figure.

Systems Solutions: EBIT, adjusted EBIT.

EBIT (profit from operations) in the reporting period amounted to EUR 38 million. The figure for the prior-year period included the proceeds from the sale of Media&Broadcast. This explains the year-on-year decrease of EUR 0.4 billion. Adjusted EBIT increased significantly to EUR 92 million, well above the prior-year figure. In addition, the EBIT margin rose considerably as a result of the ongoing efficiency enhancement program and staff-related measures undertaken in the previous year at T-Systems.

Systems Solutions: Cash capex.

At EUR 0.3 billion, cash capex in the reporting period increased by 3.4 percent year-on-year. This rise was primarily attributable to increased investment activities as a result of new agreements.

Systems Solutions: Personnel.

The average headcount at T-Systems declined by 1,493 to 44,656, a decrease of 3.2 percent compared with the same period last year. In Germany, the average number of employees declined by 2,902 year-on-year to 25,696, a decrease of 10.1 percent, mainly due to the workforce restructuring program. The average headcount abroad rose by 1,409, an increase of 8.0 percent. This was mainly attributable to the expansion of activities outside of Germany, the hiring of employees in connection with major outsourcing deals, and the expansion of nearshore capacities.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the operating segments. The Shared Services unit mainly consists of the Real Estate Services unit, whose activities include the management of Deutsche Telekom AG’s real estate portfolio in Germany; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento. In addition, Group Headquarters & Shared Services includes the shared services and headquarters functions of Magyar Telekom and, since February 2009, some of the shared services functions of OTE.

In the first six months of the 2009 financial year Vivento, Deutsche Telekom’s personnel service provider, systematically continued its activities to secure additional external employment opportunities for civil servants and employees, predominantly in the public sector, as well as sustainable placement management to support staff restructuring in the Group. In addition, Vivento is offering more Group employees temporary and permanent employment opportunities at Vivento Customer Services GmbH with the aim of further improving the deployment of personnel resources.

The workforce at Vivento totaled around 8,700 employees as of June 30, 2009. This included around 3,700 employees deployed externally, mainly in the public sector, for example at the Federal Employment Agency. External deployment at normal market terms and conditions is intended to partially refinance the personnel costs of deployed employees. Another 2,100 or so people were employed in jobs within the Group, especially in call centers, and around 2,900 employees were placed in Vivento’s operational and strategic units or continued to be managed by Vivento. Vivento took on around 1,700 employees from the Group in the first half of 2009, while around 1,200 employees left Vivento in the reporting period to pursue new opportunities. The employment rate remained high in the first half of 2009 with around 77 percent of the approximately 8,400 employees (excluding management) in employment or undergoing training.

Group Headquarters & Shared Services: Development of operations.

	Q1 2009 millions of €	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Total revenue	878	877	915	(4.2)	1,755	1,799	(2.4)	3,573

EBIT (loss from operations)	(269)	(280)	(305)	8.2	(549)	(582)	5.7	(1,198)
EBIT margin (%)	(30.6)	(31.9)	(33.3)		(31.3)	(32.4)		(33.5)

Depreciation, amortization and impairment losses	(283)	(224)	(250)	10.4	(507)	(427)	(18.7)	(831)
EBITDAa	14	(56)	(55)	(1.8)	(42)	(155)	72.9	(367)
Special factors affecting EBITDAa	(6)	(19)	(15)	(26.7)	(25)	(90)	72.2	(336)
Adjusted EBITDAa	20	(37)	(40)	7.5	(17)	(65)	73.8	(31)
Adjusted EBITDA margina (%)	2.3	(4.2)	(4.4)		(1.0)	(3.6)		(0.9)

Cash capexb	(108)	(122)	(100)	(22.0)	(230)	(203)	(13.3)	(435)

Number of employeesc	19,062	19,508	24,297	(19.7)	19,285	24,017	(19.7)	22,808
Of which: at Viventod	8,400	8,700	8,200	6.1	8,700	8,200	6.1	8,200

The presentation includes the first-time full consolidation of OTE from the beginning of February 2009 in the Mobile Communications Europe, Broadband/
Fixed Network, and Group Headquarters & Shared Services operating segments.
a
Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures,” page 63 et seq.

b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.
d	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Group Headquarters & Shared Services: Total revenue.

Total revenue in the Group Headquarters & Shared Services operating segment decreased by 2.4 percent in the first half of 2009. This was principally attributable to the operating segments making more efficient use of floor space and to lower revenues from vehicle sales. The overall negative development was partially offset by the revenues of OTE group companies, which have been fully consolidated in the Group Headquarters & Shared Services operating segment since February 2009. There was also an increase in revenues from the billing of accounting services to the operating segments by Deutsche Telekom Accounting GmbH, which was established on April 1, 2008.

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA.

Adjusted EBITDA of the Group Headquarters & Shared Services operating segment improved year-on-year in the reporting period, mainly due to income from the reclassification of real estate from assets held for sale to non-current assets. The first-time full consolidation of several companies from the OTE group also had a positive impact. By contrast, the more efficient use of floor space by the operating segments, especially in technical facilities, had an offsetting effect on adjusted EBITDA. Negative special factors amounted to EUR 25 million in the reporting period. In the comparative period, negative special factors amounted to EUR 90 million and primarily comprised expenses for the disposal of call centers.

Group Headquarters & Shared Services: EBIT.

Loss from operations (EBIT) was reduced by EUR 33 million compared with the prior-year period. Positive factors were the reduction in special factors affecting EBITDA and improved adjusted EBITDA. This was contrasted by an increase in depreciation, amortization and impairment losses, which mainly related to Deutsche Telekom’s real estate portfolio.

Group Headquarters & Shared Services: Personnel.
The average number of employees in the reporting period was 19,285. The decrease of 4,732 compared with the first six months of 2008 was primarily attributable to the sale of DeTeImmobilien, although the merger of the operating segments’ accounting activities into Deutsche Telekom Accounting GmbH and the staffing of Vivento, mainly due to the expansion of employment prospects for civil servants and employees, had an offsetting effect.

Risks and opportunities.

This section provides an overview of important new aspects of risks and opportunities since the publication of Deutsche Telekom AG’s 2008 Annual Report.

Impacts of the economic crisis.

Although the decline in global economic activity slowed noticeably in the last few months, there is no sign of a significant economic revival as yet. Negative effects on Deutsche Telekom’s sales figures, revenue and results still cannot be ruled out. In the fixed network, increased price sensitivity and a greater willingness to switch providers may have a negative impact on the achievement of the Company’s operating targets. On top of this, the number of small and medium-sized business customers could fall as a result of insolvencies and investment scale-backs. The risks for Deutsche Telekom in mobile communications include difficulties in attracting new high-value customers and an increased willingness among customers to switch providers (downgrading, churn). Risks also arise from a change in consumer behavior (e.g. keeping to minute budgets, purchasing less expensive terminal equipment or delaying purchases). Budgets are generally falling in the market for systems solutions, which may lead to the postponement of capital expenditure projects and/or further shrinking margins in the project business.

Financial market crisis.

With the exception of investments in Southern and Eastern Europe, the financial market crisis is not giving rise to any significant direct risks for Deutsche Telekom at the moment because investments are currently only very short term and involve a diversified group of counterparties. Risky investments by subsidiaries in Southern and Eastern Europe exist on account of transfer restrictions or shareholder resolutions. Investments – mostly deposited with various Greek banks – were taken over as part of the consolidation of OTE, with some already shifted to prime-rated government bonds and to the Group’s core banks of good financial standing. The situation on the international financial markets has eased up, at least temporarily, since the end of last year. The first half of 2009 was marked by substantial new issuances. By the end of June 2009, Deutsche Telekom had raised debt capital of just under EUR 5 billion in various markets.

Eutelsat action.

On October 31, 2006, satellite operator Eutelsat S.A. filed an action against Deutsche Telekom and T-Systems Business Services GmbH for damages of EUR 142 million due to an alleged breach of contract with the Paris Commercial Court, which dismissed the action. Eutelsat unsuccessfully appealed this decision, but Eutelsat did not file any further appeals by the deadline of April 10, 2009. Hence the matter is closed before the ordinary jurisdiction.

For additional explanations regarding the risk and opportunity situation, please refer to the other risks and opportunities identified in the management report as of December 31, 2008, and the Annual Report on Form 20-F. Readers are also referred to the Disclaimer at the end of this report.

Outlook.

Significant events after the balance sheet date (June 30, 2009).

Group.

OTE.

On July 10, 2009, the Hellenic Republic irrevocably notified Deutsche Telekom of its intent to exercise the first of two put options granted to the Hellenic Republic by Deutsche Telekom under the terms of the Hellenic Republic stock purchase agreement. Pursuant to the terms of the first put option, Deutsche Telekom will acquire 24,507,519 shares of Hellenic Telecommunications Organization S.A. (OTE), the first put shares, on July 31, 2009. As a result of the exercise of the first put option, Deutsche Telekom now beneficially owns 147,045,118 shares of OTE, representing 30 percent plus one share of the outstanding capital of OTE.

The board of directors of OTE is currently comprised of ten members, five nominees of DTAG and five nominees of the Hellenic Republic, following the resignation of Dr. Martin Walter, one of Deutsche Telekom’s nominees to the board of directors of OTE. Kevin Copp became the Group Chief Financial Officer of OTE effective August 1, 2009 and will remain a board member.

Merger of T-Mobile International AG into Deutsche Telekom AG.

The merger of Deutsche Telekom AG, the absorbing company, and T-Mobile International AG was put forward for entry in the commercial register at the respective headquarters of the companies on July 1, 2009. The merger became effective upon entry in the commercial register on July 6, 2009. All assets, liabilities, rights, and obligations of T-Mobile International AG have been transferred to Deutsche Telekom AG. T-Mobile International AG ceased to exist when the merger was entered in the Commercial Register.

Additional steps taken to implement the approved reorganization.

The Supervisory Board of Deutsche Telekom AG approved the pooling of Southern and Eastern European business within a dedicated Board of Management department in February 2009. Mr. Guido Kerkhoff was appointed to the Board of Management effective March 1, 2009 and took over this newly created department. Another key point was the establishment of the Chief Operating Officer’s (COO) department which brings together the functions of products and innovation, IT and technology as well as procurement. This department has been headed by Mr. Hamid Akhavan since July 1, 2009.

Since July 1, 2009 the operating segments have been organized according to the realigned management structure approved by the Supervisory Board on April 29, 2009. Compared with the previous organization, the new structure increases regional market responsibility in the combined fixed-network and mobile communications business and supports functional integration of operations. Four functional and three regional decision-making boards below Board of Management level form an essential interface between the regional and functional areas of responsibility of the Board of Management members. The realignment also results in a change of the future structure of the operating segments from July 1, 2009. In future, Deutsche Telekom will report on the operating segments Germany, USA, Europe, Southern and Eastern Europe, Systems Solutions, and on Group Headquarters & Shared Services. The Interim Group Report as of September 30, 2009 will reflect this new segment structure for the first time.

Deutsche Telekom AG submits rate application for cable ducts, dark fiber and access to multi-functional cabinets.

Against this background in particular, Deutsche Telekom continues to believe that regulation of the VDSL infrastructure is not necessary. The Federal Network Agency had, however, already decided two years ago that competitors must receive regulated access to cable ducts and dark fiber. It became apparent that this decision made commercial negotiations considerably more difficult, as competitors assumed that the Federal Network Agency would regulate the negotiated prices anyway. For this reason, Deutsche Telekom is now taking a proactive approach and submitting its proposal to the Agency. Competitors can thus themselves invest in expanding the broadband network using Deutsche Telekom's infrastructure. For access to the multi-functional cabinets, the Deutsche Telekom Group intends to install additional housings for other providers next to its own distribution cabinets.

LIGA total! – the Bundesliga service from Deutsche Telekom via Entertain and cell phones.

LIGA total! will start on August 7, 2009 with live broadcasts of all games in the top two German soccer leagues. LIGA total! adds another high-quality channel to the program portfolio of Deutsche Telekom’s IPTV platform, Entertain. By making thorough use of the possibilities offered by IPTV and employing broadcasting technology in HD quality, LIGA total! sets new standards in sports broadcasting. Fans can also follow all matches live on UMTS-enabled T-Mobile cell phones. Constantin Sport Medien AG is responsible for the editorial production of LIGA total!.

The Supervisory Board of T-Hrvatski Telekom approves the merger of T-Com and T-Mobile in Croatia.

The Croatian telecommunications provider T-Hrvatski Telekom (T-HT) is undergoing a strategic and organizational realignment. The Supervisory Board approved the Board of Management’s proposal to consolidate and merge T-Com and T-Mobile into a single business unit. T-HT, in which Deutsche Telekom holds a 51-percent stake, intends to maintain a leading role in the Croatian telecommunications market. The proposed reorganization is to be completed by January 2010. The aim of the new structure is to be able to offer customers increasingly integrated solutions in the areas of sales, customer service, and product innovation as well as to strengthen marketing, sales, customer services, and operational processes. The move also allows the company to manage its fixed-network and mobile communications business more efficiently. In a first step to integrate the business operations of T-Com and T-Mobile, in the coming months T-HT will realign the sales, marketing and customer service processes according to customer segments (consumers and business customers) and restructure the management teams.

Issuances after the balance sheet date.

Deutsche Telekom AG has made a private placement in the amount of EUR 350 million with a 12-year term via its financing subsidiary, Deutsche Telekom International Finance B.V.

Mobile Communications Europe.

Focus remains on innovative products and services.

T-Mobile is launching the Android-based T-Mobile G2 Touch in August 2009, initially in four European markets – Germany, the United Kingdom, the Netherlands and Austria. The T-Mobile G2 Touch is the follow-up model of the successful T-Mobile G1. Some Google services are preinstalled, additional applications are available for download from the Android marketplace.

Mobile Communications USA.

Launch of new 3G Android device.

Mobile Communications USA has launched the new T-Mobile myTouch 3G handset, the follow-up to the T-Mobile G1. The T-Mobile myTouch 3G boasts an array of new features such as  a touch-screen display with virtual keyboard and builds on its popular predecessor.

Retail agreement with RadioShack.

On July 23, 2009, T-Mobile USA announced a retail agreement with RadioShack to offer T-Mobile products and services in more than 4,000 stores. The relationship expands RadioShack’s wireless offerings and for Mobile Communications USA, the agreement nearly doubles the number of national retail partner stores offering its products and services nationwide, making RadioShack Mobile Communications USA’s largest national retail partner.

Broadband/Fixed Network.

Deutsche Telekom reaches agreement with 1&1 and Vodafone on VDSL wholesale offer.

At the beginning of July 2009, Deutsche Telekom concluded an agreement on wholesale VDSL with Vodafone and 1&1. Under the agreements, both parties may offer customers their own VDSL retail services. The wholesale service is also available to all other market participants. The price includes an integrated ‘success factor,’ i.e., the wholesale price drops depending on how many customers competitors and Deutsche Telekom collectively gain. The agreed monthly entry price is EUR 25.36 for a 48-month contract term and EUR 26.28 for a 12-month contract term. These agreements show that market-based solutions are possible even without regulatory intervention. An agreement was concluded with EWE in mid-July 2009 on the further joint roll-out of the broadband network.

Gamesload launches mobile games service.

From July 2009, more than 600 games will be available to download onto mobile handsets. This offering includes both chargeable full versions and many free or demo games. The range of mobile games will continue to grow and develop to keep up with the launch of new cell phone models and games.

Systems Solutions.

Construction equipment manufacturer Komatsu implements a T-Systems solution in South Africa.

Komatsu has commissioned T-Systems to build an information and management system in South Africa so that it can view the whole picture instead of just individual divisions. The project will span Komatsu’s 39 locations in South Africa, Botswana, and Namibia, and is one of the largest of its kind in Southern Africa.

Development of revenue and profits.4

Market expectations.

The economic difficulties in domestic and international markets may continue to force companies around the world to cut costs, while the business with corporate and business customers in the areas of telecommunications and information technology may be impacted. Although consumer restraint in Germany in terms of telecommunications expenditure is not yet very pronounced, the economic crisis has noticeably weakened the mobile communications market in the United States and many parts of Europe. Deutsche Telekom’s main sales markets will also face intense competition and a continuing fall in prices.

Deutsche Telekom is well positioned.

Deutsche Telekom will consistently pursue its strategic areas of action – improving competitiveness, growing abroad with mobile communications, mobilizing the Internet, and rolling out network-centric ICT – to achieve its long-term goal of becoming a global leader in connected life and work. Uncertainty about future developments continues to dominate the international financial markets. The situation on the debt capital markets has eased up since the beginning of the year, making major issuances possible. By the end of July 2009 Deutsche Telekom had issued bonds totaling EUR 5.1 billion and promissory notes with a volume of EUR 0.2 billion. Long-term debt capital is thus available to largely cover the refinancing needs for 2009. Deutsche Telekom is in a strong liquidity position with bilateral bank lines and current assets available as liquidity reserves. The company intends to pursue its financial targets, i.e., a sustained strong cash flow and the payment of an attractive dividend, despite an anticipated unfavorable economic environment. This will also be supported by the systematic implementation of cost-cutting measures. Where this requires adjustment of the personnel structure, any staff reductions necessary will be primarily implemented using socially responsible, voluntary instruments such as partial and early retirement arrangements and severance and voluntary redundancy payments. In addition, where it makes sense as part of the further internationalization of Deutsche Telekom, consolidation may also be an option in markets where the Group is already active. Activities outside these markets are also possible to leverage international economies of scale and synergies.

General statement on the business development in the Group.

In view of the expected market situation in the individual operating segments, Deutsche Telekom aims to again achieve positive results for the entire Group.

4
Outlook – in particular the following forecasts for the development of revenue and profit - contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, earnings, and personnel figures for 2009 and 2010. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives, are described in the “Risk and opportunities management” section in the management report and in the “Forward Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of the Annual Report as well as in the chapter “Risks and opportunities” of this Interim Group Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions or business combinations Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.

Mobile Communications Europe.

Deutsche Telekom expects customer numbers to continue growing in the Mobile Communications Europe operating segment. Ongoing development of the mobile Internet with innovative data services and new, intelligent mobile handsets at attractive prices are proving to be important and constant growth drivers. Furthermore, convergence products that bring together mobile communications, Internet and the fixed network within the context of connected life and work will enable Deutsche Telekom to enhance its product portfolio and increase the number of valuable customer relationships in the contract customer segment over the long term.

The investment in OTE has added more mobile growth markets in Southeastern Europe to the segment’s footprint and will make it possible to tap additional potential for a sustained increase in revenue, profit, and its customer base. In addition, cost-cutting initiatives safeguard the development of earnings and thus support Deutsche Telekom’s position. Nevertheless, Deutsche Telekom continues to face a difficult macroeconomic situation and ongoing fierce competition in the Mobile Communications Europe operating segment. In addition, regulatory measures and exchange rate fluctuations in individual countries may have a negative effect on revenues and earnings when translated into euros.

The key areas of capital expenditure in Europe will be improvements in GSM network quality and the further roll-out of UMTS networks, driven forward as part of introducing the technology for next-generation mobile networks. T-Mobile Deutschland and T-Mobile Austria have already successfully tested the Long Term Evolution (LTE) technical standard under the Deutsche Telekom umbrella as one of the potential future technologies for next-generation mobile networks.

Mobile Communications USA.

Assuming exchange rates remain approximately at current levels, an increase in Mobile Communications USA operating segment total revenue and EBITDA is expected in euros in 2009.

Mobile Communications USA will continue to focus capital expenditure on the enhancement of network quality and coverage, including the continued build out of 3G mobile communications networks during 2009.

Broadband/Fixed Network.

Deutsche Telekom will defend its market leadership in the broadband and fixed-network business, even though its traditional access business will continue to suffer competition-driven losses of market share. The Company is countering these losses with a quality and service campaign that will again focus the Broadband/Fixed Network operating segment in 2009 on broadband market leadership and on safeguarding and defending its core voice and access business. In addition, Deutsche Telekom continues to promote growth by offering new products with additional functions, such as video telephony.

One of the key issues in 2009 will be the further development of the mass market with Entertain products through a combination of fast DSL access and attractive content and features, including high-performance packages that comprise television via DSL and fixed-network lines with flat rates. Deutsche Telekom will continue to redesign its networks, processes and structures to increase quality and improve its cost basis in order to safeguard its future competitiveness. Against this background, Deutsche Telekom expects the negative revenue and earnings trend in the Broadband/Fixed Network operating segment to slow in the medium term.

Systems Solutions.

T-Systems focuses on the ICT services growth market with systems solutions for Deutsche Telekom’s corporate customers. Drawing on a global infrastructure of computing centers and networks, T-Systems is managing information and communication services for some 400 corporate customers, including both multinational corporations and public-sector and public health institutions. T-Systems also provides global systems integration services and has a proven industry track record, as the example of the automotive industry shows. On this basis, Deutsche Telekom’s corporate customer arm provides integrated solutions for the networked future of business and society. Outside Germany, companies’ increasing globalization is translating into growing demand in the international ICT market overall, which is being addressed by T-Systems. Cost-cutting measures are already showing clear effects and will be continued.

The operating segment’s revenue is expected to remain slightly below the prior-year level in 2009 due to the negative impact of the economic crisis and the corresponding pressure on prices. Taking into account the measures described and the efficiency program that is already in place, profits are expected to be slightly better than in the prior year.

Group Headquarters & Shared Services.

Earnings at Group Headquarters & Shared Services will be negatively affected primarily by the performance of Vivento, mainly as a result of efforts to generate employment opportunities for civil servants and salaried employees. The improvement and centralization of functions aimed at achieving efficiency gains for the Group will also put pressure on the results of the shared services, in particular.

Interim consolidated financial statements.

Consolidated balance sheet.

	June 30, 2009 millions of €	Dec. 31, 2008a millions of €	Change millions of €	Change %	June 30, 2008a millions of €
Assets
Current assets	20,096	15,431	4,665	30.2	15,542
Cash and cash equivalents	5,836	3,026	2,810	92.9	1,954
Trade and other receivables	8,195	7,393	802	10.8	7,262
Current recoverable income taxes	148	273	(125)	(45.8)	170
Other financial assets	1,937	1,692	245	14.5	2,396
Inventories	1,517	1,294	223	17.2	1,233
Non-current assets and disposal groups held for sale	344	434	(90)	(20.7)	640
Other assets	2,119	1,319	800	60.7	1,887
Non-current assets	112,806	107,709	5,097	4.7	104,584
Intangible assets	56,796	53,927	2,869	5.3	53,576
Property, plant and equipment	47,671	41,559	6,112	14.7	41,005
Investments accounted for using the equity method	150	3,557	(3,407)	(95.8)	2,632
Other financial assets	1,707	1,863	(156)	(8.4)	711
Deferred tax assets	5,866	6,234	(368)	(5.9)	6,172
Other assets	616	569	47	8.3	488
Total assets	132,902	123,140	9,762	7.9	120,126

Liabilities and shareholders’ equity
Current liabilities	28,819	24,242	4,577	18.9	24,107
Financial liabilities	14,047	9,584	4,463	46.6	10,544
Trade and other payables	7,033	7,073	(40)	(0.6)	5,942
Income tax liabilities	448	585	(137)	(23.4)	483
Other provisions	2,791	3,437	(646)	(18.8)	2,992
Liabilities directly associated with non-current assets and disposal groups held for sale	0	95	(95)	-	334
Other liabilities	4,500	3,468	1,032	29.8	3,812
Non-current liabilities	62,616	55,786	6,830	12.2	53,914
Financial liabilities	42,819	37,010	5,809	15.7	35,957
Provisions for pensions and other employee benefits	5,879	5,157	722	14.0	5,257
Other provisions	2,776	3,304	(528)	(16.0)	3,414
Deferred tax liabilities	7,551	7,108	443	6.2	6,412
Other liabilities	3,591	3,207	384	12.0	2,874
Liabilities	91,435	80,028	11,407	14.3	78,021

Shareholders’ equity	41,467	43,112	(1,645)	(3.8)	42,105
Issued capital	11,165	11,165	0	0.0	11,165
Capital reserves	51,527	51,526	1	0.0	51,525
Retained earnings including carryforwards	(20,620)	(18,761)	(1,859)	(9.9)	(18,966)
Total other comprehensive income	(5,454)	(5,411)	(43)	(0.8)	(6,043)
Net profit (loss)	(603)	1,483	(2,086)	n.a.	1,318
Treasury shares	(5)	(5)	0	0.0	(5)
Issued capital and reserves attributable to owners of the parent	36,010	39,997	(3,987)	(10.0)	38,994
Non-controlling interests	5,457	3,115	2,342	75.2	3,111
Total liabilities and shareholders’ equity	132,902	123,140	9,762	7.9	120,126

a	Comparative periods adjusted. Changes in the presentation of derivatives. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Consolidated income statement.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	16,238	15,125	7.4	32,140	30,103	6.8	61,666
Cost of sales	(8,746)	(8,342)	(4.8)	(17,652)	(16,664)	(5.9)	(34,592)
Gross profit	7,492	6,783	10.5	14,488	13,439	7.8	27,074
Selling expenses	(4,059)	(3,810)	(6.5)	(8,055)	(7,519)	(7.1)	(15,952)
General and administrative expenses	(1,469)	(1,230)	(19.4)	(2,605)	(2,333)	(11.7)	(4,821)
Other operating income	253	258	(1.9)	640	1,013	(36.8)	1,971
Other operating expenses	(205)	(133)	(54.1)	(2,212)	(434)	n.a.	(1,232)
Profit from operations	2,012	1,868	7.7	2,256	4,166	(45.8)	7,040
Finance costs	(635)	(770)	17.5	(1,267)	(1,342)	5.6	(2,487)
Interest income	91	87	4.6	191	158	20.9	408
Interest expense	(726)	(857)	15.3	(1,458)	(1,500)	2.8	(2,895)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	9	5	80.0	14	16	(12.5)	(388)
Other financial income (expense)	(389)	(211)	(84.4)	(504)	(327)	(54.1)	(713)
Profit (loss) from financial activities	(1,015)	(976)	(4.0)	(1,757)	(1,653)	(6.3)	(3,588)
Profit before income taxes	997	892	11.8	499	2,513	(80.1)	3,452
Income taxes	(401)	(344)	(16.6)	(827)	(906)	8.7	(1,428)
Profit (loss)	596	548	8.8	(328)	1,607	n.a.	2,024

Profit (loss) attributable to	596	548	8.8	(328)	1,607	n.a.	2,024
Owners of the parent (net profit (loss))	521	394	32.2	(603)	1,318	n.a.	1,483
Non-controlling interests	75	154	(51.3)	275	289	(4.8)	541

Earnings per share.

		Q2 2009	Q2 2008	Change %	H1 2009	H1 2008	Change %	FY 2008
Earnings per share/ADS
Basic	(€)	0.12	0.09	33.3	(0.14)	0.30	n.a.	0.34
Diluted	(€)	0.12	0.09	33.3	(0.14)	0.30	n.a.	0.34

Consolidated statement of comprehensive income.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Profit (loss)	596	548	8.8	(328)	1,607	n.a.	2,024
Actuarial gains and losses on defined benefit plans and other employee benefits	0	0	-	0	0	-	227
Revaluation due to business combinations	0	(1)	n.a.	(33)	(1)	n.a.	0
Exchange differences on translating foreign operations	(120)	745	n.a.	52	(963)	n.a.	(352)
Available-for-sale financial assets
Change in other comprehensive income (not recognized in income statement)	(3)	0	n.a.	(6)	1	n.a.	1
Recognition of other comprehensive income in income statement	0	0	-	0	0	-	0
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	108	157	(31.2)	33	77	(57,1)	60
Recognition of other comprehensive income in income statement	(87)	0	n.a.	(26)	(9)	n.a.	(101)
Other income and expense recognized directly in equity	0	0	-	11	0	n.a.	(8)
Income taxes relating to components of other comprehensive income	3	(50)	n.a.	6	(22)	n.a.	(53)
Other comprehensive income	(99)	851	n.a.	37	(917)	n.a.	(226)
Total comprehensive income	497	1,399	(64.5)	(291)	690	n.a.	1,798

Total comprehensive income attributable to	497	1,399	(64.5)	(291)	690	n.a.	1,798
Owners of the parent	320	1,132	(71.7)	(602)	249	n.a.	1,251
Non-controlling interests	177	267	(33.7)	311	441	(29,5)	547

Consolidated statement of changes in equity.

	Issued capital and reserves attributable to owners of the parent
	Equity contributed		Consolidated shareholders’ equity generated		Total other comprehensive income
	Issued capital	Capital reserves	Retained earnings incl. carry-forwards	Net profit (loss)	Translation of foreign operations	Revalua-tion surplus	Available-for-sale financial assets	Cash flow hedges
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2008	11,165	51,524	(16,218)	571	(5,999)	308	2	1,126
Unappropriated profit (loss) carried forward			571	(571)
Dividends			(3,386)
Proceeds from the exercise of stock options		1
Total comprehensive income				1,318	(1,115)	(1)	1	68
Transfer to retained earnings			67			(67)
Balance at June 30, 2008	11,165	51,525	(18,966)	1,318	(7,114)	240	3	1,194

Balance at January 1, 2009	11,165	51,526	(18,761)	1,483	(6,356)	202	3	1,085
Changes in the composition of the Group
Unappropriated profit (loss) carried forward			1,483	(1,483)
Dividends			(3,386)
Proceeds from the exercise of stock options		1
Total comprehensive income				(603)	18	(33)	(8)	7
Transfer to retained earnings			44			(44)
Balance at June 30, 2009	11,165	51,527	(20,620)	(603)	(6,338)	125	(5)	1,092

				Total	Non-controlling interests	Total shareholders’ equity
	Total other comprehensive income		Treasury shares
	Other comprehensive income	Deferred taxes
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2008	0	(344)	(5)	42,130	3,115	45,245
Unappropriated profit (loss) carried forward				0		0
Dividends				(3,386)	(445)	(3,831)
Proceeds from the exercise of stock options				1		1
Total comprehensive income	0	(22)		249	441	690
Transfer to retained earnings				0		0
Balance at June 30, 2008	0	(366)	(5)	38,994	3,111	42,105

Balance at January 1, 2009	(11)	(334)	(5)	39,997	3,115	43,112
Changes in the composition of the Group				0	2,872	2,872
Unappropriated profit (loss) carried forward				0		0
Dividends				(3,386)	(841)	(4,227)
Proceeds from the exercise of stock options				1	0	1
Total comprehensive income	11	6		(602)	311	(291)
Transfer to retained earnings				0		0
Balance at June 30, 2009	0	(328)	(5)	36,010	5,457	41,467

Consolidated cash flow statement.

	Q2 2009 millions of €	Q2 2008 millions of €	H1 2009 millions of €	H1 2008 millions of €	FY 2008 millions of €
Profit (loss)	596	548	(328)	1,607	2,024
Depreciation, amortization and impairment losses	3,015	2,698	7,713	5,355	10,975
Income tax expense (benefit)	401	344	827	906	1,428
Interest income and interest expenses	635	770	1,267	1,342	2,487
Other financial (income) expense	389	211	504	327	713
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(9)	(5)	(14)	(16)	388
Profit on the disposal of fully consolidated subsidiaries	(6)	2	(23)	(499)	(455)
Other non-cash transactions	(17)	(62)	(100)	(72)	(147)
(Gain) loss from the disposal of intangible assets and property, plant and equipment	15	20	33	27	70
Change in assets carried as working capital	306	81	14	(131)	286
Change in provisions	(814)	(172)	(1,191)	(356)	493
Change in other liabilities carried as working capital	(169)	53	(641)	(118)	(130)
Income taxes received (paid)	(211)	(116)	(499)	(268)	(520)
Dividends received	7	3	7	39	13
Net payments from entering into or canceling interest rate swapsa	77	-	242	-	-
Cash generated from operations	4,215	4,375	7,811	8,143	17,625
Interest paid	(975)	(1,066)	(1,976)	(1,746)	(3,431)
Interest received	272	373	643	616	1,174
Net cash from operating activities	3,512	3,682	6,478	7,013	15,368
Cash outflows for investments in
Intangible assets	(385)	(347)	(668)	(568)	(1,799)
Property, plant and equipment	(1,826)	(1,490)	(4,154)	(3,061)	(6,908)
Non-current financial assets	(16)	(2,661)	(96)	(2,683)	(3,261)
Investments in fully consolidated subsidiaries and business units	(68)	0	(68)	(1,028)	(1,030)
Proceeds from disposal of
Intangible assets	0	23	2	26	34
Property, plant and equipment	103	95	162	182	338
Non-current financial assets	68	33	86	132	102
Investments in fully consolidated subsidiaries and business units	92	8	120	743	778
Net change in short-term investments and marketable securities and receivables	3	136	(387)	(164)	611
Net change in cash and cash equivalents due to inclusion of OTE	0	-	1,558	-	-
Other	0	(11)	(93)	(16)	(249)
Net cash used in investing activities	(2,029)	(4,214)	(3,538)	(6,437)	(11,384)
Proceeds from issue of current financial liabilities	2,634	20,480	2,944	28,212	39,281
Repayment of current financial liabilities	(1,316)	(18,994)	(4,051)	(29,461)	(44,657)
Proceeds from issue of non-current financial liabilities	2,744	2,474	4,980	4,220	6,477
Repayment of non-current financial liabilities	(18)	(24)	(113)	(56)	(96)
Dividend payments	(3,814)	(3,702)	(3,886)	(3,702)	(3,963)
Proceeds from the exercise of stock options	-	0	-	2	3
Repayment of lease liabilities	(33)	(41)	(64)	(77)	(142)
Net cash from (used in) financing activities	197	193	(190)	(862)	(3,097)
Effect of exchange rate changes on cash and cash equivalents	43	22	60	40	(61)
Net increase (decrease) in cash and cash equivalents	1,723	(317)	2,810	(246)	826
Cash and cash equivalents, at the beginning of the period	4,113	2,271	3,026	2,200	2,200
Cash and cash equivalents, at end of the period	5,836	1,954	5,836	1,954	3,026

a	Disclosure was adjusted in the first half of 2009. For explanations, please refer to “Selected explanatory notes/Accounting policies.”

Selected explanatory notes.

Accounting policies.

In accordance with § 37 y of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG) in conjunction with § 37 w (2) WpHG, Deutsche Telekom AG’s half-yearly financial report comprises interim consolidated financial statements, an interim Group management report and a responsibility statement pursuant to § 297 (2) sentence 4 and § 315 (1) sentence 6 of the German Commercial Code (Handelsgesetzbuch – HGB). The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable to interim financial reporting as adopted by the EU. The interim management report for the Group was prepared in accordance with the applicable provisions of the WpHG.

Statement of compliance.

The interim consolidated financial statements for the period ended June 30, 2009 are in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2008. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. As such, this Interim Group Report is also in compliance with the IFRSs as published by the IASB.

In the opinion of the Board of Management, the reviewed half-yearly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2008 for the accounting policies applied for the Group’s financial reporting. To implement its “Focus, fix and grow” strategy, Deutsche Telekom transferred some 160,000 business customers from T-Systems to the Broadband/Fixed Network operating segment under the umbrella of T-Home, Sales and Service with effect from January 1, 2009. At the same time, the Business Customers operating segment was renamed Systems Solutions.

Deutsche Telekom adjusted the presentation of its cash flow statement for the first half of 2009. Net payments from entering into or canceling interest rate swaps are disclosed as cash generated from operations under net cash from operating activities. Deutsche Telekom believes that this change better reflects the economic nature of the transaction. The change has an immaterial effect on prior-year periods, hence no adjustments were made.

In September 2007, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements.” The amendments to IAS 1 were endorsed by the European Union in December 2008 and are effective for financial years beginning on or after January 1, 2009. In accordance with the amendments to IAS 1, Deutsche Telekom has adjusted the presentation of its results of operations, financial position or cash flows as follows:

All changes in shareholders’ equity resulting from transactions with owners are presented separately from those changes in shareholders’ equity not resulting from transactions with owners (non-owner changes).

Income and expenses are presented separately from transactions with owners in two components of the financial statements (consolidated income statement and consolidated statement of comprehensive income).

The components of other comprehensive income are presented in the consolidated statement of comprehensive income.

Total other comprehensive income is presented in the consolidated statement of changes in equity.

he amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented.

As a result of the first annual improvement project, the IASB issued a collective standard with amendments to various IFRSs in May 2008. It relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. The European Union endorsed this standard in January 2009. In the collective standard, the IASB clarified that derivative financial instruments classified as held for trading are not always required to be presented in the balance sheet as current assets or liabilities. Since January 1, 2009, Deutsche Telekom has therefore reported its held-for-trading derivative financial instruments as either current or non-current depending on the maturity of the particular contract. The figures for prior-year periods have been adjusted accordingly. The other amendments to IFRSs resulting from the collective standard did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In March 2007, the IASB issued an amendment to IAS 23 “Borrowing Costs.” The European Union endorsed IAS 23 in December 2008. The amendment to the standard mainly relates to the elimination of the option of recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. In accordance with Deutsche Telekom’s accounting principles, qualifying assets are construction projects or other assets for which a period of at least 12 months is necessary in order to get them ready for their intended use or sale. Borrowing costs relating to assets measured at fair value and to inventories that are manufactured or produced in large quantities on a repetitive basis must not be capitalized, even if they take a substantial period of time to get ready for use or sale.

Since January 1, 2009, Deutsche Telekom has capitalized borrowing costs as a portion of the cost of acquisition or production of qualifying assets in cases in which the criteria for capitalization set out in IAS 23 were met. The amount of the borrowing costs required to be capitalized was calculated on the basis of an average capitalization rate of 6.8 percent applied across the Group. The figures for prior-year periods have not been adjusted.

In June 2007, the IFRIC issued IFRIC 13 “Customer Loyalty Programmes.” The European Union endorsed IFRIC 13 in December 2008. The interpretation is effective for financial years beginning on or after July 1, 2008. The interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third party. The question to be clarified was whether the award credits are a liability in the context of a sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit award, or the obligation in respect of the credit award is fulfilled. Deutsche Telekom adjusted its accounting policies accordingly as of January 1, 2009. The adoption of IFRIC 13 did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

Business combinations.

OTE.

On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications Organization S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders’ agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote - each share is entitled to one vote - and granting Deutsche Telekom the possibility of controlling OTE’s financial and operating policies, as defined by IAS 27, following the completion of all necessary steps of the transaction.

To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (put option I) and 10 percent (put option II) of the shares. Put option I can be exercised by the Hellenic Republic at a total price of EUR 0.7 billion for a period of twelve months ending in November 2009 (for further explanation, please refer to “Outlook/Significant events after the balance sheet date”). Subsequently, put option II can be exercised at market price plus a premium initially of 20 percent for a period of twelve months, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. Put option II also includes shares which were not sold to Deutsche Telekom during the term of put option I. The consummation of the shareholders’ agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which was executed on July 17, 2008 at a total value of EUR 0.1 billion.

The share purchase agreement became legally valid following full approval given by the responsible national and international supervisory authorities by the beginning of November 2008. Consequently, Deutsche Telekom acquired an additional 3 percent of OTE’s shares from the Hellenic Republic on November 5, 2008, thus effecting the legal validity of the shareholders’ agreement. Deutsche Telekom holds a stake in OTE of 25 percent plus one share as a result of the aforementioned transactions. Furthermore, Deutsche Telekom has assumed present ownership of the shares of put option I after the share purchase agreement became effective, i.e., it recognized the agreed purchase price of EUR 0.7 billion as costs for the acquisition of an additional 5 percent share.

The changes to OTE’s Articles of Incorporation necessary for full implementation of the shareholders’ agreement were approved at the extraordinary shareholders’ meeting of OTE on February 6, 2009. Consequently, Deutsche Telekom has taken control of 50 percent plus two voting shares and therefore the company’s financial and operating policies.

Upon implementation of the shareholders’ agreement on February 6, 2009, OTE is no longer included using the equity method, but fully consolidated for the first time. As part of the first-time full consolidation of OTE, put option II was recognized as contingent consideration, thus resulting in the recording of a liability and corresponding cost of the acquisition of EUR 0.6 billion. As a result, the interest attributable to Deutsche Telekom amounts to 40 percent plus one vote. The total cost of the acquisition including costs directly attributable to the transaction amounts to EUR 4.4 billion, of which EUR 3.1 billion had an effect on cash flows until June 30, 2009. The following table shows the purchase price as of the date of acquisition:

	Interest %	billions of €
Purchase price for acquired shares	25.0	3.1
Shares acquired from Marfin Investment Group	20.0	2.6
Shares acquired from the market	2.0	0.1
Shares acquired from the Hellenic Republic	3.0	0.4
Put option I	5.0	0.7
Put option II	10.0	0.7
Dividend received from pre-acquisition profits		(0.1)
Purchase price	40.0	4.4

The total liability for put option II comprises the covered shares measured at market price as well as a market price premium. The carrying amounts of the liabilities for put option II are adjusted in each period in the event of changes in market price, as well as for both options in the event that they are not exercised. As of the balance sheet date, liabilities for put option II adjusted for changes in market prices amounted to EUR 0.6 billion; accordingly, goodwill decreased by EUR 0.1 billion compared with the date of acquisition to EUR 2.4 billion.

The business combination with OTE resulted in the recognition of goodwill of EUR 2.5 billion as of the date of acquisition, determined on the basis of a preliminary purchase price allocation. This goodwill arises from synergies expected from the two companies, in particular due to integrated market approach and procurement.

The fair values of OTE’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the table below. Since the purchase price allocation is still preliminary, the amounts can be subject to change. As soon as the measurement has been finalized, the final purchase price allocation will be carried out.

	Fair value at acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	16,674	14,567
Current assets	3,455	3,455
Cash and cash equivalents	1,580	1,580
Non-current assets and disposal groups held for sale	159	159
Other assets	1,716	1,716

Non-current assets	13,219	11,112
Intangible assets	5,346	4,751
Of which: goodwill	2,482	3,835
Property, plant and equipment	7,091	5,611
Other assets	782	750

Liabilities	9,854	9,441
Current liabilities	3,012	3,012
Financial liabilities	637	637
Trade and other payables	901	901
Liabilities directly associated with non-current assets and disposal groups held for sale	21	21
Other liabilities	1,453	1,453

Non-current liabilities	6,842	6,429
Financial liabilities	5,133	5,411
Other liabilities	1,709	1,018

Following the developments in the economy overall during the fourth quarter of 2008 and the associated increase in the volatility of the discount rates, Deutsche Telekom tested the OTE investment for impairment at the end of the year. This test resulted in Deutsche Telekom recognizing an impairment loss of EUR 0.5 billion on the carrying amount of OTE. The impairment loss was disclosed as a decrease in the goodwill when OTE was fully consolidated for the first time.

The approval of the acquisition of OTE was granted by the supervisory authorities subject to the requirement to sell Cosmofon, OTE’s Macedonian subsidiary. Cosmofon was sold as of May 12, 2009 and is therefore no longer included in the consolidated balance sheet as of the reporting date.

OTE was included in Deutsche Telekom’s consolidated financial statements for the first time as of February 6, 2009. Net revenue increased by EUR 2,417 million as a result of the acquisition of OTE. Had the business combination already occurred on January 1, 2009, Deutsche Telekom’s net revenue would have been EUR 499 million higher. Deutsche Telekom’s loss for the current period includes a profit at OTE of EUR 21 million. Had the business combination already occurred on January 1, 2009, the loss would have been EUR 24 million lower.

Changes in the composition of the Group.

In the past year, Deutsche Telekom acquired interests in various companies that were not yet, or were only partially, included in the consolidated financial statements for the first half of 2008. This primarily relates to SunCom, which was included in the consolidated financial statements for the first time as of February 22, 2008. Furthermore, DeTeImmobilien was deconsolidated effective September 30, 2008. The equity interest in CAP Customer Advantage Program GmbH was sold as of January 30, 2009. In addition, OTE was fully consolidated for the first time on February 6, 2009 upon implementation of the shareholders’ agreement.

Effect of changes in the composition of the Group on the consolidated income statement for the first half of 2009.

	Mobile Communi-cations Europe millions of €	Mobile Communi-cations USA millions of €	Broadband/ Fixed Network millions of €	Systems Solutions millions of €	Group Head-quarters & Shared Services millions of €	Total millions of €
Net revenue	1,126	102	1,264	(6)	3	2,489
Cost of sales	(681)	(42)	(761)	(1)	(26)	(1,511)
Gross profit (loss)	445	60	503	(7)	(23)	978
Selling expenses	(308)	(39)	(211)	2	2	(554)
General and administrative expenses	(64)	(4)	(145)	2	39	(172)
Other operating income	10	0	7	(1)	18	34
Other operating expenses	(2)	0	(4)	0	(11)	(17)
Profit (loss) from operations	81	17	150	(4)	25	269
Finance costs	(33)	0	(80)	0	(30)	(143)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0	0
Other financial income (expense)	0	0	(1)	0	15	14
Profit (loss) from financial activities	(33)	0	(81)	0	(15)	(129)
Profit (loss) before income taxes	48	17	69	(4)	10	140
Income taxes	(20)	(6)	(62)	1	(3)	(90)
Profit (loss)	28	11	7	(3)	7	50

Selected notes to the consolidated income statement.

Net revenue.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Net revenue	16,238	15,125	7.4	32,140	30,103	6.8	61,666

For details of changes in net revenue, please refer to the section “Development of business in the Group” in the interim Group management report.

Cost of sales.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Cost of sales	(8,746)	(8,342)	(4.8)	(17,652)	(16,664)	(5.9)	(34,592)

The cost of sales increased year-on-year, primarily as a consequence of the full consolidation of OTE (EUR 1.5 billion) for the first time in the first half of 2009.

The Mobile Communications USA operating segment also recorded an increase in cost of sales, EUR 0.5 billion of which related to exchange rate effects and EUR 0.2 billion to increased cost of sales in connection with higher customer numbers and network expansion. By contrast, a decrease in the cost of sales was recorded by the operating segments Mobile Communications Europe, Broadband/Fixed Network (both excluding OTE) and Systems Solutions.

Selling expenses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Selling expenses	(4,059)	(3,810)	(6.5)	(8,055)	(7,519)	(7.1)	(15,952)

Selling expenses increased by EUR 0.5 billion, mainly as a result of the full consolidation of OTE for the first time. Exchange rate effects, especially from the translation of U.S. dollars to euros, also increased selling expenses by EUR 0.2 billion.

General and administrative expenses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
General and administrative expenses	(1,469)	(1,230)	(19.4)	(2,605)	(2,333)	(11.7)	(4,821)

The increase in general and administrative expenses is mainly attributable to the full consolidation of OTE for the first time in the first half of 2009.

Other operating income / expenses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Other operating income	253	258	(1.9)	640	1,013	(36.8)	1,971
Other operating expenses	(205)	(133)	(54.1)	(2,212)	(434)	n.a.	(1,232)

Other operating income decreased by EUR 0.4 billion compared with the first half of 2008. The decline was mainly attributable to lower income from disposals. In the previous year, this item included income from the gain on the disposal of Media&Broadcast.

In the current reporting period, this item also includes income recognized in the first quarter of 2009 as a result of the reclassification of real estate from assets held for sale to non-current assets.

Other operating expenses rose by EUR 1.8 billion compared with the first half of 2008. This increase was mainly attributable to an impairment loss on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion recorded in the first quarter of 2009. For further details, please refer to the “Depreciation, amortization and impairment losses” section.

Profit/loss from financial activities.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Profit (loss) from financial activities	(1,015)	(976)	(4.0)	(1,757)	(1,653)	(6.3)	(3,588)
Finance costs	(635)	(770)	17.5	(1,267)	(1,342)	5.6	(2,487)
Interest income	91	87	4.6	191	158	20.9	408
Interest expense	(726)	(857)	15.3	(1,458)	(1,500)	2.8	(2,895)
Share of (profit) loss of associates and joint ventures accounted for using the equity method	9	5	80.0	14	16	(12.5)	(388)
Other financial income (expense)	(389)	(211)	(84.4)	(504)	(327)	(54.1)	(713)

The increase of EUR 0.1 billion in the loss from financial activities compared with the first half of 2008 is mainly attributable to the increase in other financial expense. Finance costs were subject to two offsetting effects.

On the one hand, interest expense increased due to the full consolidation of OTE in the consolidated financial statements for the first time in the first half of 2009. On the other hand, the downgrade of Deutsche Telekom’s rating in the first half of 2008 and the resulting adjustment to carrying amounts for a number of bonds with rating-linked coupons had a one-time impact on interest expense in the prior-year period.

The EUR 0.2 billion increase in other financial expense compared with the first half of 2008 is mainly attributable to negative interest rate effects on provisions and liabilities.

Income taxes.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Income taxes	(401)	(344)	(16.6)	(827)	(906)	8.7	(1,428)

Despite significantly lower profit/loss before income taxes, income tax expense only decreased slightly compared with the first half of 2008. This relatively small decrease in income tax expense is attributable to an impairment of goodwill in the first quarter of 2009 that had no tax effect.

Other disclosures.

Personnel.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Personnel costs	(3,643)	(3,457)	(5.4)	(6,953)	(6,777)	(2.6)	(14,078)

Average number of employees	260,380	236,183	10.2	254,853	237,143	7.5	234,887

	June 30, 2009	Dec. 31, 2008	Change	Change %	June 30, 2008
Number of employees at balance sheet date	261,373	227,747	33,626	14.8	235,794
Germany	130,452	131,713	(1,261)	(1.0)	142,358
International	130,921	96,034	34,887	36.3	93,436

Non-civil servants	229,990	195,634	34,356	17.6	202,151
Civil servants (Germany)	31,383	32,113	(730)	(2.3)	33,643

Trainees and student interns at balance sheet date	8,640	11,668	(3,028)	(26.0)	9,164

Personnel costs increased in the first half of 2009 by EUR 0.2 billion year-on-year. The decrease resulting from personnel reductions in Germany was more than offset by the full consolidation of OTE for the first time and the continued workforce expansion at T-Mobile USA.

These factors had a corresponding effect on the development in the average number of employees and the number at the balance sheet date.

Depreciation, amortization and impairment losses.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Amortization and impairment of intangible assets	(884)	(773)	(14.4)	(3,475)	(1,549)	n.a.	(3,397)
Of which: UMTS licenses	(214)	(217)	1.4	(423)	(438)	3.4	(868)
Of which: U.S. mobile communications licenses	-	(7)	n.a.	-	(21)	n.a.	(21)
Of which: goodwill	(3)	-	n.a.	(1,806)	-	n.a.	(289)
Depreciation and impairment of property, plant and equipment	(2,131)	(1,925)	(10.7)	(4,238)	(3,806)	(11.4)	(7,578)
Total depreciation, amortization and impairment losses	(3,015)	(2,698)	(11.7)	(7,713)	(5,355)	(44.0)	(10,975)

Depreciation, amortization and impairment losses in the Group increased in the first half of 2009 due to the full consolidation of OTE for the first time and to an impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK amounting to EUR 1.8 billion in the first quarter of 2009.

Events or circumstances that resulted in an impairment loss to be recognized at the cash-generating unit T-Mobile UK in the Mobile Communications Europe operating segment primarily include the major economic slowdown and more intense competition in the United Kingdom. Lower roaming revenues and newly introduced regulation of roaming and termination charges had a negative impact on revenue. Increased termination charges for the use of third-party mobile communications networks and high customer acquisition and retention expenses raised the cost base.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents.

Cash and cash equivalents increased from EUR 3.0 billion to EUR 5.8 billion as of June 30, 2009. This increase was primarily attributable to the first-time full consolidation of OTE, together with its cash and cash equivalents, in the consolidated financial statements, free cash flow, and an increase in net proceeds from the issue of financial liabilities. This increase was partially offset by dividend payments.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale.

As of June 30, 2009, current assets recognized in the consolidated balance sheet included EUR 0.3 billion in non-current assets and disposal groups held for sale, relating in particular to real estate owned by Deutsche Telekom AG.

Deutsche Telekom AG’s real estate portfolio.

Real estate amounting to EUR 0.3 billion (December 31, 2008: EUR 0.4 billion) was shown as held for sale in the consolidated balance sheet at the reporting date as a result of measures to make the use of floor space more efficient, especially for technical facilities. This relates primarily to Deutsche Telekom AG’s real estate. Impairment losses of EUR 0.1 billion were expensed in the first half of 2009 in connection with the reclassification of real estate. Given the current difficult market environment for real estate, Deutsche Telekom does not anticipate disposal of certain land and buildings intended for sale in the near future. According to the relevant accounting regulations (IFRS 5), this real estate in the Group Headquarters & Shared Services operating segment was no longer permitted to be recognized on the consolidated balance sheet as held for sale and had to be reclassified as non-current assets and measured at the lower of amortized cost and recoverable amount. The resulting measurement differences of EUR 0.1 billion were recognized under other operating income in the income statement.

Cosmofon.

The assets and liabilities of Cosmofon, OTE’s Macedonian subsidiary (including sales company), were recognized in the consolidated balance sheet as held for sale and reported under current assets and liabilities as of March 31, 2009. Cosmofon was sold as of May 12, 2009 and is therefore no longer included in the consolidated balance sheet as of the reporting date.

Intangible assets and property, plant and equipment.

	June 30, 2009 millions of €	Dec. 31, 2008 millions of €	Change millions of €	Change %	June 30, 2008 millions of €
Intangible assets	56,796	53,927	2,869	5.3	53,576
Of which: UMTS licenses	10,208	10,005	203	2.0	11,148
Of which: U.S. mobile communications licenses	17,452	17,666	(214)	(1.2)	15,546
Of which: goodwill	21,233	20,626	607	2.9	21,434
Property, plant and equipment	47,671	41,559	6,112	14.7	41,005

The total increase of EUR 9.0 billion in intangible assets and property, plant and equipment is mainly the result of the full consolidation of OTE for the first time. The changes in the composition of the Group had an overall effect of EUR 2.8 billion relating to intangible assets and EUR 7.0 billion relating to property, plant and equipment. In addition, the first-time full consolidation of OTE resulted in goodwill of EUR 2.4 billion.

Capital expenditure totaling EUR 6.7 billion (including the OTE goodwill of EUR 2.4 billion) contributed to the increase, while depreciation, amortization and impairment losses of EUR 7.7 billion had an offsetting effect. This figure includes an impairment loss of EUR 1.8 billion on the goodwill of the cash generating unit T-Mobile UK.

Additions to assets.

	Q2 2009 millions of €	Q2 2008 millions of €	Change %	H1 2009 millions of €	H1 2008 millions of €	Change %	FY 2008 millions of €
Additions to assets	2,258	1,749	29.1	6,686	4,314	55.0	10,117
Intangible assets	394	195	n.a.	3,091	1,439	n.a.	2,740
Property, plant and equipment	1,864	1,554	19.9	3,595	2,875	25.0	7,377

The increase in the investment volume compared with the first half of 2008 resulted mainly from the goodwill recognized in connection with the first-time consolidation of OTE amounting to EUR 2.4 billion. In the prior-year period, a goodwill from the first-time consolidation of SunCom was recorded (EUR 0.9 billion).

The additions to assets in the reporting period are related to the network roll-out in the United States and the expansion of digital mobile communications networks in Europe. In addition, the Broadband/Fixed Network operating segment continued to invest in the roll-out of its access network.

Investments accounted for using the equity method.

Deutsche Telekom fully consolidated OTE for the first time as of February 6, 2009. Until that date, the existing shares in OTE were carried as an investment accounted for using the equity method. For further details relating to the acquisition of OTE, please refer to the “Business combinations” section.

Financial liabilities.

	June 30, 2009 millions of €	Due ≤1 year millions of €	Due >1 year ≤3 years millions of €	Due >3 years ≤5 years millions of €	Due >5 years millions of €
Bonds and other securitized liabilities	43,157	8,131	8,746	5,515	20,765
Liabilities to banks	4,806	811	823	1,577	1,595
Lease liabilities	1,965	128	216	231	1,390
Liabilities to non-banks from promissory notes	1,029	-	-	88	941
Other interest-bearing liabilities	608	297	143	35	133
Other non-interest-bearing liabilities	4,495	4,391	95	7	2
Derivative financial liabilities	806	289	155	222	140

Financial liabilities	56,866	14,047	10,178	7,675	24,966

Shareholders’ equity: Disclosure of tax effects relating to each component of other comprehensive income.

	First half of 2009			First half of 2008
	Before tax amount millions of €	Tax (expense) benefit millions of €	Net of tax amount millions of €	Before tax amount millions of €	Tax (expense) benefit millions of €	Net of tax amount millions of €
Revaluation due to business combinations	(33)	0	(33)	0	0	0
Exchange differences on translation of foreign subsidiaries	52	0	52	(963)	0	(963)
Available-for-sale financial assets	(6)	4	(2)	1	0	1
Of which: recognized in income statement	0	0	0	0	0	0
Fair value measurement of hedging instruments	7	2	9	68	(23)	45
Of which: recognized in income statement	(26)	9	(17)	(9)	1	(8)
Other income and expense recognized directly in equity	11	0	11	(1)	1	0
Other comprehensive income	31	6	37	(895)	(22)	(917)
Profit (loss)			(328)			1,607
Total comprehensive income			(291)			690

Contingencies.

There were no significant changes at June 30, 2009 to the contingencies reported in the 2008 consolidated financial statements, with the exception of the following matter.

T-Online appraisal rights proceedings.

After the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, Deutsche Telekom AG was served around 250 applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement dated May 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio in the course of appraisal rights proceedings (Spruchverfahren). The court ruled on March 13, 2009 that the exchange ratio for the T-Online shares was not fair and deemed a supplementary payment of EUR 1.15 per share fair. This decision is not yet final and legally binding. Deutsche Telekom filed an appeal (sofortige Beschwerde) against the ruling immediately and within the stipulated period. Because the complaints do not stipulate a precise numerical claim, but rather target a supplementary cash payment in the amount deemed appropriate by the court, it is not possible at present to estimate whether Deutsche Telekom will be ordered to make a supplementary payment and if so, in what amount. Deutsche Telekom believes the plaintiffs’ claims are unfounded. However, should the current ruling of the Regional Court of Frankfurt/Main become legally binding and Deutsche Telekom be ordered to make a supplementary payment of EUR 1.15 per share to the former shareholders of T-Online, this could result in a payment of approximately EUR 0.2 billion. The amount of EUR 1.15 per share is a possible, but not the most probable option in the event that the Higher Regional Court determines a supplementary cash payment. It is also possible that in this event the Higher Regional Court will call in an expert consultant to conduct a partial or full revaluation. The expert consultant’s (partial) revaluation may result in no supplementary cash payment at all, but may also result in a higher payment than EUR 1.15 per share.

Executive bodies.

In agreement with the Supervisory Board, Dr. Karl-Gerhard Eick resigned his seat on the Board of Management with effect from midnight on February 28, 2009.

At the Supervisory Board meeting on February 26, 2009, the Supervisory Board appointed Timotheus Höttges as the new Member of the Board of Management for Finance effective March 1, 2009 and Niek Jan van Damme as the new Member of the Board of Management for T-Home, Sales and Service, also effective March 1, 2009. The establishment of a new Board of Management department for Southern and Eastern Europe was also approved at the meeting on February 26, 2009 to account for the growing significance of the Southern and Eastern European region and to bundle responsibility for the existing, integrated operations in the region following the take-over of management control of the Greek company OTE. Guido Kerkhoff was appointed to the Group Board of Management effective March 1, 2009.

On April 29, 2009, the Supervisory Board decided to merge responsibility for standard fixed-network and mobile communications business for consumers and business customers in Germany into a single Board of Management department – “Germany” – with effect from July 1, 2009. This department is headed by Niek Jan van Damme. Reinhard Clemens retains responsibility for the ICT solution business with corporate customers – T-Systems. In addition, the Chief Operating Officer’s department was established, which is led by Hamid Akhavan, effective July 1, 2009. This new department brings together the responsibility for technology, IT, procurement, products and innovations for standard business for consumers and business customers in the Group. Hamid Akhavan is also responsible for the Group’s mobile communications subsidiaries in the United Kingdom, the Netherlands, Austria, the Czech Republic and Poland.

Significant events after the balance sheet date (June 30, 2009).

For significant events after the balance sheet date, please refer to the “Outlook” section.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities.

Net cash from operating activities amounted to EUR 6.5 billion in the reporting period, compared with EUR 7.0 billion in the prior-year period. This decrease was mainly attributable to the development of working capital which, in the first six months of 2009, was mainly impacted by higher cash outflows for restructuring measures year-on-year. In addition, interest payments and income tax payments increased year-on-year, in particular as a result of the first-time full consolidation of OTE from February 2009.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 3.5 billion as compared with EUR 6.4 billion in the same period of the previous year. This development was mainly due to the addition of OTE’s cash and cash equivalents amounting to EUR 1.6 billion in the first half of 2009 as part of the first-time full consolidation of OTE, whereas the first half of 2008 saw outflows for the acquisition of shares in OTE amounting to EUR 2.6 billion. Cash outflows for intangible assets and property, plant and equipment, however, increased by EUR 1.2 billion, primarily as a result of the network roll-out in the United States and the United Kingdom.

Net cash outflows for acquisitions and disposals decreased by EUR 0.2 billion. Whereas cash outflows amounting to EUR 1.0 billion for the purchase of SunCom and cash inflows of EUR 0.8 billion from the sale of Media&Broadcast and Bild.T-Online were recorded in the first half of 2008, the first six months of 2009 saw cash outflows of only EUR 0.1 billion for the disposal of CAP Customer Advantage Program GmbH and cash inflows of EUR 0.1 billion from the sale of Cosmofon.

Net cash used in financing activities.

Net cash used in financing activities amounted to EUR 0.2 billion in the first half of 2009, compared with EUR 0.9 billion in the prior-year period.

This change was mostly attributable to EUR 0.7 billion higher year-on-year net proceeds from the issue of non-current financial liabilities and EUR 0.1 billion lower net repayments of current financial liabilities. On the other hand, dividend payments at subsidiaries were EUR 0.2 billion higher in the first half of 2009 than in the prior-year period.

The issue of financial liabilities in the first half of 2009 consisted in particular of the issue of a Eurobond for EUR 2.0 billion, medium-term notes for EUR 1.6 billion, a U.S. dollar bond for EUR 1.1 billion, and promissory notes for EUR 0.2 billion. Commercial papers with a net volume of EUR 1.5 billion were also issued. Medium-term notes for an amount of EUR 1.7 billion and a U.S. dollar bond for an amount of EUR 0.7 billion were repaid during the same period.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s operating segments for the second quarters and the first six months of the years 2009 and 2008, as well as for the full 2008 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group’s profit/loss for the respective periods.

Segment information in the quarters.

Q2 2009 Q2 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Deprecia-tion and amortization millions of €	Impair-ment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	5,307	193	5,500	917	(990)	(2)	34,900	12
	5,015	172	5,187	861	(941)	0	33,941	1
Mobile Communications USA	3,914	4	3,918	654	(522)	0	34,118	17
	3,496	2	3,498	584	(423)	(7)	29,670	12
Broadband/Fixed Networka	5,383	680	6,063	760	(1,103)	(12)	32,142	71
	4,922	639	5,561	819	(888)	(2)	26,969	82
Systems Solutionsa	1,502	677	2,179	27	(173)	0	6,873	50
	1,538	713	2,251	(65)	(188)	(7)	6,968	17
Group Headquarters & Shared Services	132	745	877	(280)	(198)	(26)	13,236	0
	154	761	915	(305)	(175)	(75)	11,930	2,520
Total	16,238	2,299	18,537	2,078	(2,986)	(40)	121,269	150
	15,125	2,287	17,412	1,894	(2,615)	(91)	109,478	2,632
Reconciliation	-	(2,299)	(2,299)	(66)	12	(1)	(3,834)	0
	-	(2,287)	(2,287)	(26)	10	(2)	(3,263)	0
Group	16,238	-	16,238	2,012	(2,974)	(41)	117,435	150
	15,125	-	15,125	1,868	(2,605)	(93)	106,215	2,632

a
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Half-year segment information.

H1 2009 H1 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Deprecia-tion and amortization millions of €	Impair-ment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	10,201	376	10,577	(249)	(1,898)	(1,805)	34,900	12
	9,850	329	10,179	1,620	(1,881)	0	33,941	1
Mobile Communications USA	8,047	8	8,055	1,184	(1,053)	0	34,118	17
	6,953	6	6,959	1,086	(869)	(21)	29,670	12
Broadband/Fixed Networka	10,618	1,327	11,945	1,930	(2,101)	(19)	32,142	71
	9,954	1,284	11,238	1,708	(1,793)	(4)	26,969	82
Systems Solutionsa	2,998	1,287	4,285	38	(350)	0	6,873	50
	3,042	1,409	4,451	418	(375)	(8)	6,968	17
Group Headquarters & Shared Services	276	1,479	1,755	(549)	(378)	(129)	13,236	0
	304	1,495	1,799	(582)	(347)	(80)	11,930	2,520
Total	32,140	4,477	36,617	2,354	(5,780)	(1,953)	121,269	150
	30,103	4,523	34,626	4,250	(5,265)	(113)	109,478	2,632
Reconciliation	-	(4,477)	(4,477)	(98)	20	0	(3,834)	0
	-	(4,523)	(4,523)	(84)	24	(1)	(3,263)	0
Group	32,140	-	32,140	2,256	(5,760)	(1,953)	117,435	150
	30,103	-	30,103	4,166	(5,241)	(114)	106,215	2,632

a
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Segment information for the 2008 financial year.

FY 2008	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from opera-tions) millions of €	Deprecia-tion and amortization millions of €	Impair-ment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Mobile Communications Europe	19,978	685	20,663	3,188	(3,626)	(249)	30,441	3
Mobile Communications USA	14,942	15	14,957	2,299	(1,863)	(21)	34,302	14
Broadband/Fixed Networka	19,779	2,722	22,501	2,759	(3,568)	(68)	26,836	83
Systems Solutionsa	6,368	2,975	9,343	81	(765)	(16)	6,863	46
Group Headquarters & Shared Services	599	2,974	3,573	(1,198)	(704)	(127)	11,676	3,411
Total	61,666	9,371	71,037	7,129	(10,526)	(481)	110,118	3,557
Reconciliation	-	(9,371)	(9,371)	(89)	31	1	(3,451)	0
Group	61,666	-	61,666	7,040	(10,495)	(480)	106,667	3,557

a
As of January 1, 2009, approximately 160,000 business customers in Germany were transferred from the Systems Solutions operating segment (until December 31, 2008 called the Business Customers operating segment) to the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Reconciliation of total profit/loss of segments to the Group’s profit/loss for the period.

	Q2 2009 millions of €	Q2 2008 millions of €	H1 2009 millions of €	H1 2008 millions of €	FY 2008 millions of €
Total profit (loss) of reportable segments	2,078	1,894	2,354	4,250	7,129
Reconciliation to the Group	(66)	(26)	(98)	(84)	(89)
Profit (loss) from operations (EBIT) of the Group	2,012	1,868	2,256	4,166	7,040
Profit (loss) from financial activities	(1,015)	(976)	(1,757)	(1,653)	(3,588)
Profit before taxes	997	892	499	2,513	3 452
Income taxes	(401)	(344)	(827)	(906)	(1,428)
Profit (loss)	596	548	(328)	1,607	2,024

Responsibility statement.

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the results of operations and financial position of the Group, and the interim Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Bonn, August 6, 2009
Deutsche Telekom AG Board of Management
René Obermann	Hamid Akhavan	Dr. Manfred Balz.
Reinhard Clemens	Niek Jan van Damme	Timotheus Höttges
Guido Kerkhoff	Thomas Sattelberger

Review report.
To Deutsche Telekom AG

We have reviewed the condensed consolidated interim financial statements - comprising the balance sheet, the income statement and statement of other comprehensive income, the statement of changes in equity, the cash flow statement, and selected explanatory notes – and the interim Group management report of Deutsche Telekom AG, Bonn, for the period from January 1 to June 30, 2009, which are part of the half-yearly financial report pursuant to § 37 w of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG). The preparation of the condensed consolidated interim financial statements in accordance with the IFRSs applicable to the interim financial reporting as adopted by the EU and to the interim Group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company’s board of management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim Group management report based on our review. In addition, we have been instructed to extend our review report to the compliance of the condensed consolidated interim financial statements with the IFRSs as issued by the IASB applicable to interim financial reporting.

We conducted our review of the condensed consolidated interim financial statements and the interim Group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Review Engagements, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). These standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU, the IFRSs as issued by the IASB applicable to the interim financial reporting and that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU nor the IFRSs as issued by the IASB for interim financial reporting nor that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Stuttgart/Frankfurt am Main, August 6, 2009

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Stuttgart

(Prof. Dr. Wollmert) Wirtschaftsprüfer	(Forst) Wirtschaftsprüfer
PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Frankfurt am Main

(Prof. Dr. Kämpfer) Wirtschaftsprüfer	(Tandetzki) Wirtschaftsprüfer

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by International Financial Reporting Standards (IFRS). As other companies may not compute the pro forma figures presented by Deutsche Telekom by the same method, Deutsche Telekom’s pro forma figures may or may not be comparable with disclosures by other companies using similar designations.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated balance sheet, or other Deutsche Telekom key performance indicators presented in accordance with IFRS.

EBITDA and EBITDA adjusted for special factors.

EBITDA.

EBITDA for the operating segments and for the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings is adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of the profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the operating segments and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual segments.

Adjusted EBITDA.

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. For further details concerning the effects of special factors on Group EBITDA and the EBITDA of the operating segments, please refer to the section on “Special factors.”

EBITDA margin/adjusted EBITDA margin.

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the operating segments were affected by a number of special factors in both the reporting period as well as the prior-year periods.

The underlying aim is to eliminate special factors that affect operating activities and make it more difficult to compare EBITDA, net profit/loss and other financial measures of the Group and the operating segments with corresponding figures for prior periods. In addition, a statement about the future development of EBITDA and net profit is only possible to a limited extent due to such special factors. On the basis of the unadjusted financial measures, the adjusted values are calculated by adding (expenses) or deducting (income) the special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the adjusted items are adjusted.

The following table presents a reconciliation of individual items in the consolidated income statement to the corresponding amounts as adjusted for special factors. The table also shows the method used by Deutsche Telekom to derive EBITDA and EBITDA adjusted for special factors for the entire Group from profit/loss from operations

(EBIT) in accordance with IFRS. Reconciliations are presented for both the reporting period and the prior-year period.

Reconciliation of the consolidated income statement.

	H1 2009 millions of €	Special factors in H1 2009 millions of €	H1 2009 without special factors millions of €
Net revenue	32,140	-	32,140
Cost of sales	(17,652)	(61)a	(17,591)
Gross profit (loss)	14,488	(61)	14,549
Selling expenses	(8,055)	(3)b	(8,052)
General and administrative expenses	(2,605)	(46)c	(2,559)
Other operating income	640	29d	611
Other operating expenses	(2,212)	(1,838)e	(374)
Profit (loss) from operations (EBIT)	2,256	(1,919)	4,175
Profit (loss) from financial activities	(1,757)	(137)f	(1,620)
Profit (loss) before income taxes	499	(2,056)	2,555
Income taxes	(827)	80g	(907)
Profit (loss)	(328)	(1,976)	1,648

Profit (loss) attributable to	(328)	(1,976)	1,648
Owners of the parent (net profit (loss))	(603)	(2,014)	1,411
Non-controlling interests	275	38	237

Profit (loss) from operations (EBIT)	2 256	(1,919)	4,175
Depreciation, amortization and impairment losses	(7,713)	(1,818)	(5,895)

EBITDA	9,969	(101)	10,070
EBITDA margin (%)	31.0	-	31.3

Personnel costs	(6,953)	(34)h	(6,919)
Personnel cost ratio (%)	21.6	-	21.5

a
Mainly expenses for staff-related measures at Hellenic Telecommunications Organization S.A. (OTE) and in Germany in the Broadband/Fixed Network operating segment, as well as non staff-related restructuring in the Systems Solutions operating segment. This is offset by proceeds from the involvement of the Hellenic Republic in an early retirement program of OTE in the Broadband/Fixed Network operating segment.

b
Mainly expenses for staff-related measures at OTE and other staff-related measures in the Broadband/Fixed Network operating segment, as well as expenses for non staff-related restructuring. This is offset by proceeds from the involvement of the Hellenic Republic in an early retirement program of OTE in the Broadband/Fixed Network operating segment.

c
Mainly expenses for staff-related measures and non staff-related restructuring. This is offset by proceeds from the involvement of the Hellenic Republic in an early retirement program of OTE in the Broadband/Fixed Network operating segment.

d	Mainly gains on the disposal of CAP Customer Advantage Program GmbH in the Broadband/Fixed Network operating segment and T-Systems Traffic GmbH in the Systems Solutions operating segment.
e	Mainly impairment loss recognized on the goodwill of the cash generating unit T-Mobile UK in the Mobile Communications Europe operating segment.
f	Mainly expenses for interest added back to provisions for staff-related measures.
g	Tax effects from special factors on profit before income taxes.
h
Mainly expenses for staff-related measures at OTE, other staff-related measures in the Broadband/Fixed Network operating segment, and for staff-related measures in the Systems Solutions operating segment. This is offset by proceeds from the involvement of the Hellenic Republic in an early retirement program of OTE in the Broadband/Fixed Network operating segment.

	H1 2008 millions of €	Special factors in H1 2008 millions of €	H1 2008 without special factors millions of €	FY 2008 without special factors millions of €
Net revenue	30,103		30,103	61,666
Cost of sales	(16,664)	(253)a	(16,411)	(33,655)
Gross profit (loss)	13,439	(253)	13,692	28,011
Selling expenses	(7,519)	(109)b	(7,410)	(15,467)
General and administrative expenses	(2,333)	(60)b	(2,273)	(4,597)
Other operating income	1,013	484c	529	1,461
Other operating expenses	(434)	(87)d	(347)	(588)
Profit (loss) from operations (EBIT)	4,166	(25)	4,191	8,820
Profit (loss) from financial activities	(1,653)	(64)e	(1,589)	(2,936)
Profit (loss) before income taxes	2,513	(89)	2,602	5,884
Income taxes	(906)	22f	(928)	(1,889)
Profit (loss)	1,607	(67)	1,674	3,995

Profit (loss) attributable to	1,607	(67)	1,674	3,995
Owners of the parent (net profit (loss))	1,318	(65)	1,383	3,426
Non-controlling interests	289	(2)	291	569

Profit (loss) from operations (EBIT)	4,166	(25)	4,191	8,820
Depreciation, amortization and impairment losses	(5,355)	(10)	(5,345)	(10,639)

EBITDA	9,521	(15)	9,536	19,459
EBITDA margin (%)	31.6		31.7	31.6

Personnel costs	(6,777)	(226)g	(6,551)	(13,024)
Personnel cost ratio (%)	22.5		21.8	21.1

a	Mainly expenses for staff-related measures in the Broadband/Fixed Network operating segment and non-staff-related restructuring expenses in the Systems Solutions operating segment.
b	Expenses for staff-related measures, non-staff-related restructuring and other expenses.
c	Mainly gains on the disposal of T-Systems Media&Broadcast in the Systems Solutions operating segment.
d	Mainly costs from the sale of Vivento business units in the Group Headquarters & Shared Services operating segment and expenses for staff-related measures.
e	Mainly expenses for interest added back to provisions for staff-related measures.
f	Tax effects from special factors on profit before income taxes.
g	In particular expenses for voluntary redundancy and severance payments.

Free cash flow in the Group.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. In adopting this definition, Deutsche Telekom reflects the fact that investments in new technologies and efficiency enhancements in operating activities enable tied-up capital to be released. These inflows should therefore be taken into account in assessing investment expenditure and included in free cash flow accordingly.

Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

Reconciliation of the Group’s free cash flow.

	Q2 2009 millions of €	Q2 2008 millions of €	H1 2009 millions of €	H1 2008 millions of €	FY 2008 millions of €
Cash generated from operations	4,215	4,375	7,811	8,143	17,625
Interest received (paid)	(703)	(693)	(1,333)	(1,130)	(2,257)
Net cash from operating activities	3,512	3,682	6,478	7,013	15,368
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(2,211)	(1,837)	(4,822)	(3,629)	(8,707)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	1,301	1,845	1,656	3,384	6,661
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	103	118	164	208	372
Free cash flow before dividend payments	1,404	1,963	1,820	3,592	7,033

Gross and net debt in the Group.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, derivative financial liabilities and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due ≤ 1 year). In addition, all derivative financial assets and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies.

Reconciliation of the Group’s gross and net debt.

	June 30, 2009 millions of €	Dec. 31, 2008 millions of €	June 30, 2008 millions of €
Bonds	43,157	34,302	32,249
Liabilities to banks	4,806	4,222	7,415
Liabilities to non-banks from promissory notes	1,029	887	738
Derivative financial liabilities	752	1,053	1,339
Lease liabilities	1,965	2,009	2,056
Other financial liabilities	1,075	974	452
Gross debt	52,784	43,447	44,249
Cash and cash equivalents	5,836	3,026	1,954
Available-for-sale/held-for-trading financial assets	562	101	104
Derivative financial assets	937	1,598	292
Other financial assets	483	564	1,340
Net debt	44,966	38,158	40,559

Investor Relations calendar.

Financial calendar.

Datea
November 5, 2009	Report on the first three quarters of 2009, Deutsche Telekom

a	Date not yet finalized

Further dates are published on the Internet at www.telekom.com.

Glossary.

All-IP. Next generation network that provides real-time and non-real time multimedia services in heterogeneous environments.

Call center. A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

CDMA – Code Division Multiple Access. A multiplexing technique that allows the simultaneous transmission of several different user data streams in the same frequency range. The key feature of the shared frequency range is a larger bandwidth than the user data stream occupies. Uses for CDMA include digital signal transmission in third generation (3G) mobile communications networks.

Desktop services. Global desktop services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

DSL – Digital Subscriber Line. In Deutsche Telekom’s service portfolio as:

ADSL (Asymmetrical Digital Subscriber Line) – Technology used to transmit data at fast rates via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

ADSL2+ – Successor product to ADSL for a higher data rate.

VDSL (Very high bit rate Digital Subscriber Line) – New technology used to transmit exceptionally high data rates via a fiber-optic network.

GSM – Global System for Mobile Communications. International standard in various frequency ranges for digital mobile communications.

HSDPA/HSUPA – High-Speed Downlink/Uplink Packet Access. Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range for both the downlink and the uplink.

ICT – Information and Communication Technology. Information and Communication Technology.

Interconnection. Term used to denote the connections between networks run by various providers, as regulated by the German Telecommunications Act.

Internet/intranet. The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol. Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IP-BSA – IP-Bitstream Access. A wholesale product for which Deutsche Telekom leases DSL lines to the competitor and transports the datastream via its concentrator network to the associated broadband point of presence (PoP) where the datastream is handed over to the competitor. In contrast to voluntary DSL resale, IP-BSA is a wholesale service required by the regulatory authority. This product is available in conjunction with a Deutsche Telekom PSTN line or as a DSL stand-alone variant (please refer to IP-BSA SA).

IP-BSA SA – IP-BSA Stand Alone. Wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

IPTV – Internet Protocol Television. A system whereby a digital television service is delivered using the Internet Protocol.

kbit – Kilobit. Unit of data transmission speed. 1,024 bit = 1 kbit; 1,024 kbit = 1 Mbit.

Mbit – Megabit. Unit of data transmission speed. 1 Mbit = 1,024 kbit.

MNO – Mobile Network Operator. cf. MVNO.

MVNO – Mobile Virtual Network Operator. Mobile virtual network operators market mobile communications products under their own brand name. They do not have a physical network infrastructure but instead use that of an established mobile network operator.

Optical fiber. Channel for optical data transmission.

Prepay. In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contractual obligations.

PSTN – Public Switched Telephone Network. Term generally used by the International Telecommunication Union for circuit-switched analog telephone networks that allow digital data to be transmitted via modem.

Resale. Resale of products to competitors (see also Wholesale).

Roaming. A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the GSM system.

Roaming overbuild. Expansion of mobile communications coverage to areas which were previously reached only by means of roaming coverage with other carriers, to reduce roaming costs.

SIM card – Subscriber Identification Module card. Chip card that is inserted into a cell phone to identify it in the mobile network.

SMS and MMS. The Short Message Service (SMS) is a telecommunications service for the transmission of text messages. It was initially developed for GSM mobile communications and is now also available in the fixed network. The further development of SMS is the Multimedia Messaging Service (MMS) which allows the transmission of various media such as text, images, animations, video and audio clips in a single message. SMS and MMS in particular refer not only to the services, but also to the messages themselves.

UMTS – Universal Mobile Telecommunications System. Third-generation international mobile communications standard that unites mobile multimedia and telematics services in various frequency spectrums.

VDSL. See DSL.

VoIP – Voice over Internet Protocol. Technology used to make telephone calls via the Internet. Three methods are available: PC to PC, PC to fixed-network lines, and telephone calls via IP-based internal networks.

Wholesale. The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

Disclaimer.

This Report (particularly the chapter titled “Outlook”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution.

Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, movements in exchange rates and interest rates, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.telekom.com.

Contacts.

Deutsche Telekom AG

Unternehmenskommunikation

Postfach 20 00, D-53105 Bonn

Phone           +49 (0) 228 181 49 49

Fax           +49 (0) 228 181 – 9 40 04

This Interim Group Report can be downloaded from the Investor Relations site on the Internet at:

www.telekom.com/investor-relations

For further information on products of Deutsche Telekom AG:

www.telekom.com

Investor Relations, Bonn office

Phone           +49 (0) 228 181 8 88 80

Fax           +49 (0) 228 181 8 88 99

E-mail:                      investor.relations@telekom.de

Investor Relations, New York office

Phone           +1 212 424 2959

Phone           +1 877 DT SHARE (toll-free)

Fax           +1 212 424 2977

E-mail:                      investor.relations@usa.telekom.de

The English version of the Interim Group Report for the first half of 2009 is a translation of the German version of the Interim Group Report.

The German version of this Interim Group Report is legally binding.

This Interim Group Report is a publication of Deutsche Telekom AG, Investor Relations.

KNr. 642 200 167 (German)

KNr. 642 200 168 (English)

Printed on chlorine-free bleached paper using mineral oil-free inks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Raphael Kübler
Name:	Raphael Kübler
Title:	Senior Vice President Controlling and Accounting

Date: August 7, 2009